Form 10-K, Exhibit 13
period 1993-12-31
DOUGLAS & LOMASON CO
filed 1994-03-29
CIK 29854

Management's Discussion and Analysis
              of Financial Condition and Results of Operation


                      LIQUIDITY AND CAPITAL RESOURCES
Funds provided from operations of $13.9 million and net proceeds from short-term borrowings of $7.0 million were the Company's primary sources of cash in 1993. The funds provided from operations were negatively impacted by the decline in operating earnings which were $11.2 million before provision for plant closings in 1993 compared to $15.2 million in 1992. The funds generated from operations and the short-term borrowings enabled the Company to purchase additional property, plant and equipment amounting to $20.5 million and to reduce long-term debt by $5.3 million.

A provision for plant closings was recorded in the fourth quarter of 1993, but did not affect cash in 1993 (note 9). However, it is expected to require approximately $5.0 million in 1994, with the remaining $5.0 million paid by 1996. Management expects to fund these costs with cash provided by operations or short-term lines of credit.

At December 31, 1993, the Company had available borrowings of $13.0 million from its lines of credit at two banks in addition to $2.7 million in cash. Management believes it has adequate sources of liquidity to meet the Company's operating and capital expenditure requirements in 1994.


                 RESULTS OF OPERATIONS - 1993 VERSUS 1992

                                 Net Sales
Net sales of $424.8 million for 1993 increased 9% compared to 1992 net sales of $391.2 million. Sales of products for Chrysler's highly successful LH model and increased sales at the Richmond, Michigan plant prior to its closing in May, 1993 were the significant components of the 1993 sales increase. The decline in sales as a result of the planned plant closings will be more than offset by the start-up of new production in 1994.


                               Cost of Sales
Cost of sales as a percentage of net sales increased to 92.7% in 1993 compared to 91.6% in 1992. This unfavorable trend in both the third and fourth quarter of 1993 is a direct result of the excess start-up costs at the new plant in Saltillo, Mexico, combined with an increase in the price of steel which is a major component in automotive seating systems. Price concessions to customers also adversely affected the cost of sales ratio. The total cost reduction estimated to be realized from the plant closings is expected to approximate $3.0 million in 1994 and $5.0 million annually thereafter.


                Selling, General and Administrative Expense
Selling, general and administrative expenses in 1993 increased approximately $1.8 million from 1992, but remained constant as a percentage of sales. Additional staffing for Sales and Information Services was the principal component of this increase.


                           Depreciation Expense
Depreciation expense in 1993 increased $1.6 million or 15% from 1992. The increase was attributable to significantly higher capital expenditures of $20.5 million in 1993 and $16.7 million in 1992. The effect of the plant closings is expected to result in a decrease in depreciation expense of approximately $1.0 million in 1994.


                             Interest Expense
Interest expense in 1993 decreased $.8 million or 23% from 1992. This decrease is attributable to lower average debt and lower interest rates.


                            Net Earnings (Loss)
Net loss in 1993 of $7.2 million or $1.70 per share resulted principally from the change in accounting principle of $3.8 million or $.90 per share and the provision for plant closings of $9.6 million or $2.28 per share. Net earnings from operations in 1993, exclusive of the two items mentioned above, were $6.2 million or $1.47 per share compared to $8.8 million or $2.25 per share in 1992.

The 1993 net earnings from operations before the provision for plant closings were negatively impacted by excessive start-up costs at the Saltillo, Mexico plant and an increase in the price of steel which is a major component in automotive seating systems. Customer price concessions also affected net sales and net earnings adversely. The fourth quarter net loss of $7.9 million or $1.86 per share was significantly contributed to by the provision for plant closings of $9.6 million or $2.28 per share. Net earnings from operations before the provision for plant closings in the fourth quarter were $1.7 million or $.42 per share compared to $3.0 million or $.72 per share in 1992.

In November 1992, FASB issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires employers to record postemployment benefit costs that are probable and estimable over the period during which the benefit vests or accumulates. The provisions of Statement No. 112 are effective for fiscal years beginning after December 15, 1993. The Company does not expect implementation of this Statement in 1994 to have any effect on its financial statements.



                 RESULTS OF OPERATIONS - 1992 VERSUS 1991

                                Net Sales
Net sales of $391.2 million for 1992 increased 4.1% compared to 1991 sales of $375.6 million. This increase was attributable to improved sales in the first quarter of 1992 as compared to the first quarter of 1991 when sales were negatively impacted by the events in the Persian Gulf. In addition, fourth quarter 1992 sales showed improvement over the same period of 1991, and this improvement continued into the first quarter of 1993.


                               Cost of Sales
Cost of sales as a percentage of net sales increased .5% in 1992 compared to 1991. Start-up costs at a new plant in Mexico, costs related to the expected downsizing of a domestic plant and price reductions due to continued customer pressure were the principal components of the cost of sales (as a percentage of sales) increase.

               Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $1.2 million in 1992 compared to 1991 principally as a result of additional staffing in Sales, Engineering and Information Services to position the Company as a full service manufacturer.


                           Depreciation Expense
Depreciation expense in 1992 decreased $.2 million or approximately 2% from 1991. The decline was attributable to significantly lower capital expenditures in 1991 and 1990. Capital expenditures of $16.7 million in 1992 resulted in increased depreciation expense.


                             Interest Expense
Interest expense in 1992 decreased $1.9 million or approximately 35% from 1991. This decrease was primarily attributable to substantial debt reduction of $21.3 million in 1992, $18.7 million in 1991 and $16.9 million in 1990 for a total of $56.9 million in the three year period.


                               Net Earnings
Net earnings in 1992 of $8.8 million compared favorably to the net earnings in 1991 of $7.2 million. Although net earnings increased 21.2%, the net earnings per share of $2.25 in 1992 were lower than the net earnings per share of $2.29 in 1991 as a direct result of the additional 1,046,277 shares outstanding principally due to the offering of common stock in April, 1992.

                 Douglas & Lomason Company and Subsidiaries
                     Selected Financial and Other Data
      (In thousands of dollars except as to per share and other data)

                            1993        1992        1991        1990        1989        1988
For the Year
  Net sales               $424,843    $391,178    $375,618    $418,118    $424,926    $325,498
  Cost of sales            393,935     358,191     342,202     385,302     406,470     313,943
  Gross profit              30,908      32,987      33,416      32,816      18,456      11,555
  Capital additions         20,460      16,744       6,098       8,749      16,708      26,805
  Depreciation expense      12,002      10,432      10,611      11,666      11,169       7,636
  Interest expense           2,706       3,530       5,416       8,028       8,322       3,787
  Income tax expense
    (benefit)               (2,607)      3,823       4,650       3,102      (2,296)     (3,692)
  Earnings (loss)
    before cumulative
    effect for change
    in accounting
    principle               (3,411)      8,770       7,235       4,964      (3,372)     (4,629)
  Net earnings (loss)       (7,168)      8,770       7,235       4,964      (3,372)     (3,969)
At Year End
  Total assets            $174,283    $156,351    $139,192    $148,820    $169,975    $161,916
  Working capital           36,205      50,633      45,723      52,689      31,123      33,025
  Property, plant and
    equipment less
    accumulated
    depreciation            69,110      66,022      60,070      64,726      67,886      62,525
  Long-term debt            21,826      25,655      46,486      67,627      56,253      48,911
  Shareholders' equity      77,675      85,881      54,204      47,382      41,408      45,096
Per Share Data
  Book value              $  18.37    $  20.47    $  17.21    $  15.05    $  13.68    $  15.09
  Net earnings (loss)
    per share                (1.70)       2.25        2.29        1.57       (1.12)      (1.31)
  Dividends                    .40         .30         .14         .07         .25         .33
Other Data
  Number of employees        5,697       5,817       5,562       5,424       6,285       6,076
  Number of
    shareholders               806         846         858         887         903         891
  Weighted average
    number of common
    and common
    equivalent
    shares
    outstanding          4,214,372   3,890,115   3,154,365   3,159,311   3,018,002   3,033,798

Per share data and outstanding shares for 1991 and prior have been retroactively adjusted to reflect the 1992 3-for-2 stock split distributed April 2, 1992.

                 Douglas & Lomason Company and Subsidiaries
                        Consolidated Balance Sheets
                         December 31, 1993 and 1992

                                                1993                1992
Assets
Current assets:
  Cash and cash equivalents                $  2,745,818        $  8,238,779
  Accounts receivable (note 6)               70,458,109          55,598,421
  Inventories (note 2)                       14,435,433          18,713,466
  Deferred tax assets (note 5)                5,542,000           2,002,392
  Prepaid expenses and
     other current assets                     1,042,843           1,106,008

    Total current assets                     94,224,203          85,659,066

Property, plant and equipment at cost
  less accumulated depreciation
  (notes 3, 4 and 9)                         69,109,773          66,022,118
Other assets                                 10,949,345           4,669,945
                                           $174,283,321        $156,351,129

Liabilities and Shareholders' Equity
Current liabilities:
  Short-term borrowings (note 4)           $  7,000,000        $    ---
  Current installments of long-term
    debt (note 4)                             5,829,315           5,330,679
  Accounts payable                           31,100,497          19,848,825
  Accrued payroll                             3,280,660           3,258,727
  Income taxes payable                          800,149           2,194,024
  Accrued plant closing
    expenses (note 9)                         5,065,000             ---
  Other accrued expenses (note 7)             4,943,872           4,394,155

    Total current liabilities                58,019,493          35,026,410

Long-term debt, excluding current
  installments (note 4)                      21,825,630          25,654,945
Postretirement benefits, other
  than pensions (note 8)                      6,521,094             ---
Deferred income taxes (note 5)                  992,000           6,045,000
Other liabilities (note 9)                    9,250,484           3,743,797

Shareholders' equity (notes 4 and 11):
  Preferred stock, no par value.
    Authorized 500,000 shares;
    no shares issued                            ---                 ---
  Common stock, $2 par value.
    Authorized 10,000,000 shares;
    issued 4,227,220 in 1993
    (4,194,945 in 1992)                       8,454,440           8,389,890
  Other capital                              27,986,476          27,383,113
  Retained earnings                          41,253,360          50,107,974
  Foreign currency translation adjustment       (19,656)            ---
    Total shareholders' equity               77,674,620          85,880,977

                                           $174,283,321        $156,351,129

See accompanying notes to consolidated financial statements.

                Douglas & Lomason Company and Subsidiaries
                    Consolidated Statements of Earnings
               Years ended December 31, 1993, 1992 and 1991

                                    1993              1992              1991
Net sales                       $424,842,681      $391,178,399      $375,617,887
Cost of sales                    393,934,783       358,190,994       342,202,103
      Gross profit                30,907,898        32,987,405        33,415,784
Selling, general
  and administrative
  expenses                        19,670,926        17,834,224        16,624,742
Provision for plant
  closings (note 9)               15,000,000           ---               ---
      Operating income
        (loss)                    (3,763,028)       15,153,181        16,791,042

Other income (expenses):
  Interest expense                (2,706,072)       (3,530,314)       (5,415,669)
  Interest income and
    other, net                       451,526           970,020           509,894
                                  (2,254,546)       (2,560,294)       (4,905,775)
      Earnings (loss)
        before income
        taxes and
        cumulative effect
        of change in
        accounting
        principle                 (6,017,574)       12,592,887        11,885,267

Income tax (benefit)
  expense (note 5)                (2,607,000)        3,823,000         4,650,000
      Earnings (loss)
        before cumulative
        effect of change
        in accounting
        principle                 (3,410,574)        8,769,887         7,235,267
      Cumulative effect at
        January 1, 1993 of
        change in accounting
        for postretirement
        benefits other than
        pensions, net of
        income tax benefit
        (note 8)                  (3,756,930)          ---               ---
      Net earnings (loss)       $ (7,167,504)     $  8,769,887      $  7,235,267
      Earnings (loss) per
        share before
        cumulative effect
        of change in
        accounting
        principle               $       (.80)     $       2.25      $       2.29
      Cumulative per share
        effect of change
        in accounting for
        postretirement
        benefits other
        than pensions,
        net of income tax
        benefit                         (.90)          ---               ---
      Net earnings (loss)
        per share               $      (1.70)     $       2.25      $       2.29

Dividends per share             $        .40      $        .30      $        .14

Weighted average number
  of common and common
  equivalent shares
  outstanding                      4,214,372         3,890,115         3,154,365

See accompanying notes to consolidated financial statements.

                Douglas & Lomason Company and Subsidiaries
             Consolidated Statements of Shareholders' Equity
              Years ended December 31, 1993, 1992 and 1991
                                                                   Foreign
                                                                   Currency
                          Common        Other        Retained     Translation   Shareholders'
                           Stock       Capital       Earnings     Adjustment       Equity
Balance at
 December 31,
 1990                   $6,295,836   $ 5,300,866    $35,785,422    $  -         $47,382,124

Net earnings                 -             -          7,235,267       -           7,235,267

Dividends, $.14
 per share                   -             -           (419,772)      -            (419,772)

Issuance of 750
 shares under
 employee stock
 option plan                 1,500         4,625          -           -               6,125

Balance at
 December 31,
 1991                    6,297,336     5,305,491     42,600,917       -          54,203,744

Net earnings                 -             -          8,769,887       -           8,769,887

Dividends, $.30
 per share                   -             -         (1,262,830)      -          (1,262,830)

Issuance of 114,157
 shares under
 employee stock
 option plans, net
 of 1,868 shares
 received as
 consideration for
 exercised stock
 options                   228,314     1,310,466          -           -           1,538,780

Redemption of 174
 fractional shares
 as a result of
 3-for-2 stock
 split                        (348)          348          -           -               -

Issuance of
 932,294 shares
 through public
 offering,net
 of expenses             1,864,588    20,766,808          -           -          22,631,396

Balance at
 December 31,
 1992                    8,389,890    27,383,113     50,107,974       -          85,880,977


Net loss                     -             -         (7,167,504)      -          (7,167,504)

Dividends, $.40
 per share                   -             -         (1,687,110)      -          (1,687,110)

Foreign currency
 translation
 adjustment                  -             -              -         (19,656)        (19,656)

Issuance of 32,275
 shares under
 employee stock
 option plan                64,550       603,363          -           -             667,913

Balance at
 December 31,
 1993                   $8,454,440   $27,986,476    $41,253,360    $(19,656)    $77,674,620

See accompanying notes to consolidated financial statements.

                   Douglas & Lomason Company and Subsidiaries
                     Consolidated Statements of Cash Flows
                  Years ended December 31, 1993, 1992 and 1991

                                             1993            1992           1991
Cash flows from operating activities:
  Net earnings (loss)                    $(7,167,504)    $ 8,769,887    $ 7,235,267
  Adjustments to reconcile net
    earnings (loss) to net cash
    provided by operating
    activities:
    Provision for plant closings          15,000,000         ---            ---
    Cumulative effect of change
      in accounting for post-
      retirement benefits other
      than pensions, net of tax
      benefit                              3,756,930         ---            ---
    Depreciation                          12,002,047      10,431,627     10,611,232
    Net (gain) loss on sale of
      property, plant and equipment          (68,241)         58,469         69,332
    Provision for deferred income
      taxes                               (6,386,000)        (14,000)       (33,000)
    Changes in operating assets and
      liabilities:
      Increase in accounts receivable    (14,859,688)     (7,125,536)    (3,128,062)
      Decrease (increase) in
        inventories                        4,278,033        (195,438)     4,681,905
      Decrease (increase) in prepaid
        expenses and other assets         (4,216,235)     (1,039,454)     2,426,654
      Increase (decrease) in accounts
        payable                           11,251,672       7,101,746     (1,593,978)
      Increase (decrease) in income
        taxes payable and
        accrued expenses                    (822,225)     (1,079,099)     3,635,872
      Increase in other liabilities        1,151,245         400,190        301,586
        Net cash provided by
          operating activities            13,920,034      17,308,392     24,206,808

Cash flows from investing activities:
  Proceeds from the sale of property,
    plant and equipment                      416,291         301,283         74,034
  Capital expenditures                   (20,459,754)    (16,743,833)    (6,098,337)
        Net cash used in investing
          activities                     (20,043,463)    (16,442,550)    (6,024,303)

Cash flows from financing activities:
    Net proceeds from public
      stock offering                         ---          22,631,396        ---
    Proceeds from issuance of
      long-term debt                         ---             ---         20,000,000
    Principal payments on long-
      term debt                           (5,330,679)    (21,341,271)   (38,715,962)
    Proceeds from short-term
      borrowings, net                      7,000,000         ---            ---
    Proceeds from exercised stock
      options, net                           667,913       1,538,780          6,125
    Dividends paid                        (1,687,110)     (1,262,830)      (419,772)
        Net cash provided (used) in
          financing activities               650,124       1,566,075    (19,129,609)

Effect of translation adjustment
  on cash                                    (19,656)        ---            ---
Net increase (decrease) in cash and
  cash equivalents                        (5,492,961)      2,431,917       (947,104)
Cash and cash equivalents at
  beginning of year                        8,238,779       5,806,862      6,753,966
Cash and cash equivalents at end
  of year                                $ 2,745,818     $ 8,238,779    $ 5,806,862

Supplemental disclosures of cash
  flow information:
  Cash paid during the year for:
    Interest                             $ 2,716,378     $ 3,561,905    $ 5,356,252

    Income taxes                         $ 5,078,975     $ 3,942,491    $ 2,658,256

See accompanying notes to consolidated financial statements.

                 Douglas & Lomason Company and Subsidiaries
                 Notes to Consolidated Financial Statements
                      December 31, 1993, 1992 and 1991


                                    (1)
                           Summary of Significant
                             Accounting Policies


                        Principles of Consolidation
The consolidated financial statements include the Accounting financial statements of Douglas & Lomason Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. The Company's investment in a 50% owned affiliate is accounted for on the equity method.


                             Cash Equivalents
The Company considers all investments with original maturities of three months or less to be cash equivalents.


                          Financial Instruments
Financial instruments consist primarily of cash equivalents, accounts receivable, accounts payable and bank debt. At December 31, 1993, the Company believes the fair value of these financial instruments approximates the carrying amount.


                               Inventories
Inventories are stated at the lower of cost or market (net realizable value). Cost for substantially all inventories is determined by the last-in, first-out
(LIFO) cost method. Tooling in process represents unique manufacturing equipment costs incurred, which are partially reimbursed by customers, and the balance amortized over the years the tools benefit. Tooling costs that benefit future periods, less current amortization, are included in other assets.


                       Property, Plant and Equipment
Depreciation is computed using both straight line and accelerated methods over the estimated useful lives of the assets: 10 to 20 years for land improvements, 10 to 40 years for buildings and 2 to 12 years for machinery and equipment.

The cost and accumulated depreciation of a fully depreciated asset remain in the accounts. When a sale or abandonment occurs, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Repairs and maintenance are charged to earnings as incurred; renewals and betterments are capitalized.


                               Income Taxes
Effective January 1, 1993, the Company adopted Statement of Financial Standards No. 109, "Accounting for Income Taxes." For the years ended December 31, 1992 and 1991, income taxes were determined in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes." Both Statement 109 and Statement 96 require income taxes be determined using the asset and liability method. Accordingly, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The adoption of Statement 109 did not have a material effect on the 1993 Consolidated Financial Statements.


               Supplemental Health Care Retirement Benefits
Effective January 1, 1993, the Company adopted Statement of Financial Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which establishes a new accounting principle for the cost of retiree health care and other postretirement benefits (also see note 8).
Prior to 1993, the Company recognized those benefits on the pay-as-you-go method. The cumulative effect of the change in accounting for postretirement benefits other than pensions is reported in the 1993 consolidated statement of earnings.

                     Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity.


                             Reclassifications
Certain amounts related to prior years have been reclassified to conform with 1993 presentation.


                                    (2)
                                Inventories


Substantially all inventories are valued on the last-in, first-out (LIFO) cost method. In the opinion of management, the first-in, first-out (FIFO) cost approximates replacement cost.

Inventories consist of the following:

                                            1993             1992
Raw materials                           $12,741,266      $13,133,590
Work in process                           5,327,528        5,534,457
Tooling in process                        2,010,539        5,680,314
Finished goods                            3,356,670        3,323,092
Inventories at FIFO basis                23,436,003       27,671,453
Less adjustment of certain
  inventories to a LIFO basis             9,000,570        8,957,987
                                        $14,435,433      $18,713,466

During 1992 and 1991, certain LIFO inventory layers were reduced. During 1992, this reduction resulted in charging higher inventory costs prevailing in previous years to costs of goods sold in 1992, thus increasing costs of goods sold by approximately $100,000 above the amount that would have resulted from liquidating inventory recorded at December 31, 1992 prices. During 1991, this reduction resulted in charging lower inventory costs prevailing in previous years to costs of goods sold in 1991, thus reducing costs of goods sold by approximately $600,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1991 prices.

                                    (3)
                       Property, Plant and Equipment


A summary of property, plant and equipment follows:

                                           1993             1992
Land and land improvements             $  3,393,836     $  3,275,305
Buildings and building improvements      29,213,262       25,498,711
Machinery and equipment                 107,468,485      102,829,928
Construction in process                   2,675,640        3,691,888
                                        142,751,223      135,295,832
Less accumulated depreciation            73,641,450       69,273,714
                                       $ 69,109,773     $ 66,022,118

Amounts included above, which have been capitalized under capital lease are as follows:

                                            1993            1992
Machinery and equipment                 $ 6,181,567     $  6,181,567
Less accumulated depreciation             3,508,462        3,030,958
                                        $ 2,673,105     $  3,150,609

                                    (4)
                               Indebtedness


At December 31, 1993, the Company had unsecured lines of credit aggregating $20 million with two banks. Interest only payments are due at various dates at interest rates based on various factors which are at or below the banks' prime rate. At December 31, 1993, $7.0 million was outstanding on these lines of credit, and the effective rate of interest was 3.9 percent. These lines of credit expire on April 30, 1994, but are expected to be renewed at that time.

Long-term debt is summarized as follows:

                                            1993            1992
Notes payable to banks                  $23,437,500     $27,812,500
Capital leases                            2,217,445       3,173,124
Other                                     2,000,000         ---
                                         27,654,945      30,985,624
Less current installments                 5,829,315       5,330,679
                                        $21,825,630     $25,654,945

At December 31, 1993, the Company had an unsecured term loan with two banks totaling $15.0 million. Quarterly payments of principal and interest (at 7.95%) are required with the final balance due October 31, 1999. The aggregate maturities on this loan are $2,500,000 each year from 1994 through 1999.

The Company had another unsecured term loan agreement with two banks totaling $8,437,500 at December 31, 1993. Quarterly payments of principal and interest (at 9.95%) are required with the final balance due May 31, 1998. The aggregate maturities on this loan are $1,875,000 each year from 1994 through 1997; and $937,500 in 1998.

During 1993, the Company acquired intangible assets in exchange for a $2.0 million obligation. This obligation is payable in five equal annual installments from 1994 through 1998.

Under a capital lease agreement, the Company has agreed to purchase certain equipment leased at a nominal amount on the expiration date. The following is a schedule by year of future minimum lease payments under this capital lease together with the present value of the total minimum lease payments:

Years ending December 31:
  1994                                         $1,236,306
  1995                                          1,236,306
Total minimum lease payments                    2,472,612
Less amount representing interest at 9.94%        255,167
Present value of minimum lease payments        $2,217,445

The bank notes and lease agreement contain restrictive covenants regarding consolidated working capital, net worth and total liabilities. The Company was in compliance with all such covenants at December 31, 1993.


                                  (5)
                              Income Taxes

Earnings (loss) before income taxes and cumulative effect of change in accounting, as shown in the consolidated statements of earnings consist of the following:

                                      1993          1992           1991
Domestic                          $(4,344,385)   $12,891,117    $11,830,978
Foreign                            (1,673,189)      (298,230)        54,289

                                  $(6,017,574)   $12,592,887    $11,885,267

Components of income tax expense (benefit) are as follows:

                                      1993          1992           1991
Current:
Federal                           $ 3,438,000     $3,556,000    $4,128,000
State                                 343,000        160,000       526,000
Foreign                                (2,000)       121,000        29,000

                                    3,779,000      3,837,000     4,683,000

Deferred:
Federal                            (4,969,000)      (225,000)      (43,000)
State                                (580,000)       211,000        10,000
Foreign                              (837,000)       ---           ---

                                   (6,386,000)       (14,000)      (33,000)

                                  $(2,607,000)    $3,823,000    $4,650,000

A reconciliation of the "expected" income tax expense (benefit) based on the federal corporate income tax rate of 34% to the actual income tax expense (benefit) is as follows:

                                      1993            1992           1991
Expected income tax
  expense (benefit)               $(2,046,000)     $4,281,000    $4,041,000
State income taxes, net
  of federal income tax benefit      (156,000)        245,000       354,000
Research and development tax
  credits                            (332,000)       (700,000)        -
Foreign tax rate differential        (268,000)        222,000        11,000
Other items, net                      195,000        (225,000)      244,000
Actual income tax expense
  (benefit)                       $(2,607,000)     $3,823,000    $4,650,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are as follows:

                                        Deferred             Deferred
                                       Tax Assets        Tax Liabilities
Plant and equipment, due to
  difference in depreciation          $ 1,696,000           $6,745,000
Accrued postretirement benefits
  deductible for tax purposes
  when paid                             2,768,000              ---
Other expenses deductible for tax
  purposes when paid                    2,377,000              ---
Accrued plant closing costs             5,397,000              ---
Other items, net                          765,000              246,000
                                      $13,003,000            6,991,000

Less valuation allowance on
  deferred tax assets                  (1,463,000)             ---
                                      $11,540,000           $6,991,000

Management has determined, based on the Company's history of domestic taxable income and its expectation of the future, that domestic operating income of the Company will likely be sufficient to fully recognize these net deferred tax assets.

The Company has a foreign tax net operating loss carry forward of approximately $2.3 million at December 31, 1993, which will expire if not used by 1998. A valuation allowance is recorded for the total amount of certain foreign deferred tax assets because of the uncertainty of their ultimate realization.

                                 (6)
                           Industry Segment

The Company's operations are within the following industry segments:
Segment automotive products, material handling equipment and specialized truck bodies and trailers. A summary of certain segment information and a reconciliation to the related consolidated financial statement amounts follow:

                                                       1993
                                  ----------------------------------------------
                                   Automotive        All Other
                                    Products          Segments      Consolidated
                                  ------------      -----------     ------------
Sales to customers                $397,356,003      $27,486,678     $424,842,681

Operating profit (loss)
  (note 9)                        $ (1,601,322)     $ 1,456,917     $   (144,405)

General corporate expense, net                                        (3,167,097)

Interest expense                                                      (2,706,072)
  Loss before income taxes and
  cumulative effect of change
  in accounting principle                                           $ (6,017,574)

Identifiable assets at
  December 31                     $149,772,959      $12,032,522     $161,805,481

Corporate assets                                                      12,477,840

  Total assets                                                      $174,283,321

                                                       1992
                                  ----------------------------------------------
                                  Automotive        All Other
                                   Products          Segments       Consolidated
                                  ------------      -----------     ------------
Sales to customers                $363,299,730      $27,878,669     $391,178,399

Operating profit (loss)           $ 18,268,931      $  (258,530)    $ 18,010,401

General corporate expense, net                                        (1,887,200)

Interest expense                                                      (3,530,314)
  Earnings before income taxes                                      $ 12,592,887

Identifiable assets at
  December 31                     $135,277,457      $ 9,217,223     $144,494,680

Corporate assets                                                      11,856,449

  Total assets                                                      $156,351,129

                                                      1991
                                  ----------------------------------------------
                                  Automotive       All Other
                                   Products         Segments       Consolidated
                                  ------------     -----------     -------------
Sales to customers                $348,754,400     $26,863,487     $375,617,887

Operating profit (loss)           $ 20,719,055     $  (396,288)    $ 20,322,767

General corporate expense, net                                       (3,021,831)

Interest expense                                                     (5,415,669)
  Earnings before income taxes                                     $ 11,885,267

Identifiable assets at
  December 31                     $119,190,828     $10,865,989     $130,056,817

Corporate assets                                                      9,135,513

  Total assets                                                     $139,192,330

The automotive products operations relate principally to the production of fully trimmed seating, seat frame assemblies and mechanisms, energy management systems and body trim used as components in the assembly of passenger cars and trucks. Automotive product sales for 1993 include revenue from Chrysler, Ford and General Motors representing 51, 25 and 15 percent, respectively, of total automotive products sales (50, 25 and 18 percent in 1992 and 43, 28 and 20 percent in 1991). Automotive product sales to Bloomington-Normal Seating Company (a 50% owned affiliate) approximated $18.7 million, $23.6 million and $24.4 million for the years ended December 31, 1993, 1992 and 1991, respectively. Depreciation and capital expenditures of the automotive products segment for the year ended December 31, 1993 were $10.7 and $18.2 million, respectively ($9.6 million and $15.7 million in 1992, and $9.8 million and $5.3 million in 1991).

At December 31, 1993, the Company's trade accounts receivable due from Chrysler, Ford and General Motors represents 55, 16 and 12 percent, respectively, of total consolidated accounts receivable (54, 18 and 14 percent in 1992). Total accounts receivable from Bloomington-Normal Seating Company approximated $1.7 million and $1.8 million at December 31, 1993 and 1992, respectively.

Identifiable assets are those assets used in, or resulting from, the operation of a segment. Corporate assets, principally cash and cash equivalents, administrative offices and other assets, are not classified as identifiable assets.


                                   (7)
                             Pension Benefits

The Company has non-contributory pension plans covering substantially all of its salaried and hourly employees. The benefits are based on either years of service and the employee's compensation during the last five years of employment, or a fixed-dollar rate for each year of credited service up to a maximum of thirty years. The Company's policy is to fund pension costs accrued.

The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets:

                                                  1993            1992
Actuarial present value of:
  Vested benefits                             $30,072,000     $23,785,000
  Accumulated benefits                         31,338,000      25,241,000
  Projected benefits                           37,378,000      31,190,000
Plan assets at fair market value               42,471,000      43,946,000
Plan assets in excess of projected benefits     5,093,000      12,756,000
Unamortized transition assets                  (2,963,000)     (3,298,000)
Unamortized prior service cost                  1,673,000       1,512,000
Unrecognized net gain                          (4,971,000)    (11,720,000)
Accrued pension cost included
  in consolidated balance sheets              $ 1,168,000     $   750,000

Assets in the plans consist mainly of investments in common stocks, private sector bonds and federal government obligations.

The components of net pension cost are as follows:

                                 1993           1992            1991
Service                      $ 2,033,000    $ 1,836,000     $ 1,648,000
Interest cost                  2,469,000      2,212,000       1,942,000
Actual return on assets          300,000     (8,388,000)     (8,542,000)
Net amortization
  and deferral                (4,384,000)     5,190,000       6,123,000
Net pension cost             $   418,000    $   850,000     $ 1,171,000

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at December 31, 1993, were 7.25% and 4%, respectively (8% and 5%, respectively for the previous two years presented). The expected long-term rate of return on assets was 8%.


                                     (8)
                         Other Postretirement Benefits

In addition to providing pension benefits, the Company sponsors two postretirement benefit plans that cover salaried employees and their dependents. One plan provides medical benefits and the other plan provides life insurance benefits. The postretirement medical plan is contributory until the retiree turns age 65 or if the retiree is at least age 62 and retired with 15 or more years of service. The accounting for this plan is consistent with the Company's expressed intent to modify its future contribution policy such that the Company's contributions will be capped at three times the 1993 cost levels. The life insurance plan provides death benefits that vary depending on salary at retirement.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. The effect of adopting Statement 106 on net earnings for the year ended December 31, 1993 was a decrease of approximately $4,040,000, which includes an increase in the pre-tax net periodic postretirement benefit cost of approximately $559,000. Postretirement benefit costs were less than $200,000 for the years ended December 31, 1992 and 1991, which were recorded on a cash basis and have not been restated.

The following table presents the funded status of these obligations reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1993:

Accumulated postretirement benefit obligation:
  Retirees                                                  $ 3,492,000
  Fully eligible active salaried employees                    1,364,000
  Other active employees                                      4,399,000
                                                              9,255,000
Assets at fair value, primarily insurance contracts             921,000
Accumulated postretirement benefit obligation in
  excess of assets                                            8,334,000
Unrecognized net loss                                        (1,813,000)
Accrued postretirement benefit cost included
  in the consolidated balance sheet                         $ 6,521,000
Net periodic postretirement benefit cost for
  the year ended December 31, 1993 included
  the following components:
  Service cost                                              $   341,000
  Interest cost                                                 572,000
Actual return on assets                                         (59,000)
  Net periodic postretirement benefit cost                  $   854,000

For measurement purposes, the annual percent rate of increase in the per capita cost of health care benefits (i.e. health care cost trend rate) for 1993 was assumed to vary by age category and by type of health care service. For benefits provided to participants under age 65, the 1993 trend was assumed to be 15% for prescriptions drugs and 14% for all other costs. The over age 65 trends for 1993 were assumed to be 15% for prescriptions drugs, 11.5% for charges related to Medicare Part B expenses and 6.0% for Medicare Part A charges. These rates were assumed to decrease gradually to 6 percent (5.5% for Medicare Part A charges) over the next 15 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by 1.8 percent and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1993 by
1.4 percent.

The weighted average discount rate and rate of increase in future compensation levels used in determining the accumulated postretirement benefit obligation were 7.25 % and 4%, respectively at December 31, 1993. The expected long-term rate of return on assets was 8%.

Beginning in 1994, the unrecognized net loss will be amortized over the average remaining service period of active plan participants (21 years).


                                  (9)
                       Provision for Plant Closings

During the fourth quarter of 1993, the Company accrued $15.0 million in connection with management's decision to close four automotive plants.
This resulted in an after tax charge of $9.6 million or $2.28 per share. The provision consists principally of the devaluation of building and equipment ($5.0 million) to estimated realizable value, employee severance and benefit costs ($3.0 million), site restoration and other environmental exit costs ($2.6 million) and other facilities consolidation costs ($4.4 million). A substantial portion of these costs are expected to be funded in 1994, with the remainder by 1996.


                                 (10)
                        Environmental Matters

The Company is involved in proceedings related to environmental matters. As of December 31, 1993, the Company has recorded a $3.1 million liability for estimated future clean-up costs in connection with its internal site assessment and compliance program (which includes $2.6 million included in the provision for plant closings accrual discussed in note 9).

The Company believes this accrual is adequate for environmental matters known at the current time. Changes in EPA standards, improvements in clean-up technology and discovery of additional information concerning these sites and other sites could result in future expenses that are greater than the accrued liability. Management believes that these matters will not have a material adverse effect upon its future financial position or results of operations.

                                (11)
                         Stock Option Plans

Under the Company's 1990 Stock Option Plan, 225,000 shares (as adjusted for the 1992 stock split) of the Company's common stock have been reserved for grants to officers and key employees at prices which are not less than the fair market value on the date of the grant. Stock options outstanding of 7,875 at December 31, 1993 for the 1982 Incentive Stock Option Plan are exercisable at an option price of $17.50 per share. This Plan expired in February, 1992 and accordingly no additional options are available for grant. Stock options outstanding of 58,300 at December 31, 1993 under the 1990 Plan are exercisable at a weighted option price of $15.36 per share. Options granted, but not exercised, expire within five years from the date of the grant. Transactions for the years ended December 31, 1993, 1992 and 1991 were as follows:

                                               Number of Shares
                                      ---------------------------------
                                       1993          1992        1991
                                      -------      --------     -------
Outstanding at beginning of year      100,075       133,575     137,025
Granted                                   ---        83,575         750
Exercised                             (32,275)     (116,025)       (750)
Canceled                               (1,625)       (1,050)     (3,450)
Outstanding at end of year             66,175       100,075     133,575

Available for grant at end of year     78,550        78,050     160,875

                       Independent Auditors' Report


To the Shareholders and Board of Directors of Douglas & Lomason Company:

We have audited the accompanying consolidated balance sheets of Douglas & Lomason Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Douglas & Lomason Company and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in notes 1 and 8 to the consolidated financial statements, the Company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.


/s/ KPMG Peat Marwick


Detroit, Michigan
January 31, 1994

                       Quarterly Financial Summary
     (In thousands of dollars except as to per share data; unaudited)

                               First      Second       Third      Fourth
1993                          Quarter     Quarter     Quarter     Quarter      Total
Net sales                     $115,403    $103,859    $92,995     $112,586    $424,843
Gross profit                    12,412       8,295      2,367        7,834      30,908
Earnings (loss) before
  income taxes and
  cumulative effect of
  change in accounting
  principle                      6,792       2,855     (3,038)     (12,627)     (6,018)
Net earnings (loss)                605       1,850     (1,763)      (7,860)     (7,168)
Earnings (loss) per share
  before cumulative effect
  of change in accounting
  principle                       1.04         .44       (.42)       (1.86)       (.80)

Net earnings (loss)
  per share                        .14         .44       (.42)       (1.86)      (1.70)

                               First       Second       Third      Fourth
1992                          Quarter      Quarter     Quarter     Quarter      Total
Net sales                      $90,815     $98,992    $90,826     $110,545    $391,178
Gross profit                     7,141       9,679      6,952        9,215      32,987
Earnings before income
  taxes                          1,748       4,610      2,555        3,680      12,593
Net earnings                     1,043       3,030      1,660        3,037       8,770
Net earnings
  per share                        .33         .77        .40          .72        2.25

Fourth quarter net earnings in 1993 were negatively impacted by the provision for plant closings of $2.28 per share. Fourth quarter net earnings in 1992 were negatively impacted by costs associated with the start-up of a new facility in Mexico and the costs accrued related to the expected downsizing of a plant in 1993. These costs in 1992 were offset by the favorable tax benefit realized from recording research and development tax credits. The net effect of fourth quarter adjustments in 1992 was a decrease of $.14 per share.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held on Friday, April 29, 1994, at 11:00 a.m. CDT at the New World Inn, 265 33rd Avenue, Columbus, NE.
All shareholders are cordially invited to attend.

Stock Market Information
Douglas & Lomason Company common stock is traded in the National Market System of The Nasdaq Stock Market under the symbol DOUG. Stock price quotations are printed daily in major newspapers. As of December 31, 1993, there were 4,227,220 shares of common stock outstanding, of which approximately 15% was owned by officers and directors and 43% by institutions. At that date, there were 806 shareholders of record. Also at that date, the following securities firms were registered as market makers of the Company's common stock:

Bear, Stearns & Co. Inc.              Neuberger & Berman
First of Michigan Corporation         Sherwood Securities Corp.
Herzog, Heine, Geduld, Inc.           Stifel Nicolaus & Co.
Kemper Securities, Inc.               Troster Singer Corp.

Stock Prices and Cash Dividends

                                1993
                    ----------------------------
                      Market Price
                    ----------------      Cash
Quarter              High      Low      Dividend
- -------             ------    ------    --------
First               29        22 1/4     $  .10
Second              29        22 1/2        .10
Third               27 1/2    16 3/4        .10
Fourth              20        16            .10
                                         ------
                                         $  .40
                                1992
                    ----------------------------
                      Market Price
                    ----------------      Cash
Quarter              High      Low      Dividend
- -------             ------    ------    --------
First               31        11 5/8     $   --
Second              35        17 1/2        .10
Third               21        15            .10
Fourth              23        14            .10
                                         ------
                                         $  .30

The Company has paid a cash dividend each year since 1957.

Form 10-K and Other Financial Publications
The Form 10-K for the year ended December 31, 1993, as well as other financial publications of the Company, may be obtained without charge. Requests should be directed to Patricia L. Shelton, Assistant Vice President and Assistant Secretary, at the corporate offices.

Investor Relations Contact
Shareholders and prospective investors may contact the Company with questions or requests for additional information. Inquiries should be directed to James
J. Hoey, Senior Vice President and Chief Financial Officer, at the corporate offices.

Transfer Agent and Registrar
NBD Bank, N.A., Detroit, MI.  To write or telephone, contact:

Securities Transfer Services
P.O. Box 8204
Boston, MA 02266
(800)257-1770

Independent Auditors
KPMG Peat Marwick, Detroit, MI

Legal Counsel
Dickinson, Wright, Moon, Van Dusen & Freeman, Detroit, MI
Smith, Currie & Hancock, Atlanta, GA

                                 Page 29