Form 10-K405, Exhibit 13
DOUGLAS & LOMASON CO
filed 1995-03-29
CIK 29854

Exhibit 13

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Funds provided from operations of $15.8 million and proceeds from new borrowings of $9.0 million were the Company's primary sources of cash in 1994. The funds provided from operations were positively impacted by the increase in operating income of $21.4 million in 1994 from $11.2 million before provision for plant closings in 1993. Funds generated from operations and net borrowings enabled the Company to purchase additional plant and equipment amounting to $14.6 million and reduce long-term debt by $5.8 million. Debt to total capitalization was 27.1% at December 31, 1994.

In June 1994, the Company entered into an Amended and Restated Unsecured Revolving Credit Agreement with two banks which matures in June 1997, but may be extended for two additional years. The amended agreement increased the credit facility from $20.0 million to $35.0 million. Borrowings under this facility totaled $16.0 million at December 31, 1994, with an effective interest rate of 6.7%, leaving $19.0 million available to borrow. Management believes it has adequate sources of liquidity to meet the Company's operating and capital expenditure requirements in 1995.

RESULTS OF OPERATIONS -- 1994 VERSUS 1993

Net Sales

Net sales of $566.8 million in 1994 were the highest in the Company's history and increased 33% over 1993 net sales of $424.8 million. Fourth quarter 1994 net sales of $182.4 million increased 62% compared to $112.6 million in the fourth quarter of 1993. Fourth quarter 1994 sales were also the highest in the Company's history. The sales increase was due principally to the commencement of full production of fully trimmed seats for the recently introduced Ford Contour and Mercury Mystique models at the Company's new Excelsior Springs, Missouri plant, and the increased production of fully trimmed seats for the Ford Aerostar minivan at the Troy, Missouri plant. Industry sales of automobiles, vans and light trucks continued to be positively affected by a strong consumer demand throughout 1994, which is expected to continue into 1995.

Cost of Sales

Cost of sales as a percentage of net sales declined slightly in 1994 to 92.4% compared to 92.7% in 1993. This slightly favorable trend was attributable to the significantly higher sales volume during the last six months of 1994. Higher raw material prices, particularly in metals, chemicals and plastics, and pressure for customer price concessions could result in a trend toward reduced margins in 1995 despite anticipated higher sales volume.

During the fourth quarter of 1993 the Company decided to close certain plants, and in connection therewith established a plant closing accrual of $10.0 million for employee severance benefit costs, environmental costs, facilities maintenance and other, $4.0 million of which remained at December 31, 1994. The accrual reduction included $1.2 million of employee severance and benefits and $650,000 of facilities maintenance costs taken into income during the third and fourth quarters of 1994, respectively. Furthermore, in compliance with current guidance, site restoration and other environmental exit costs of $2.5 million were reclassified from the provision for plant closing accrual to other accrued liabilities during the fourth quarter of 1994.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 1994 increased approximately $2.2 million from 1993, but decreased significantly as a percent of sales to 3.9% compared to 4.6% of sales in 1993. Incentive compensation, additional staffing, travel and professional services expense were the principal components of the increase in 1994, but should not continue to increase in 1995.

Depreciation Expense

Depreciation expense in 1994 increased $1.2 million or 10% from 1993. The increase was attributable to increased capital expenditures in 1994 of $14.6 million and in 1993 of $20.5 million.

Interest Expense

Interest expense in 1994 decreased $86,000 or 3% from 1993. This decrease was attributable to the lower debt level in the first and second quarters of 1994.

Net Earnings (Loss)

Net earnings in 1994 of $12.5 million or $2.95 per share compared with a net loss of $7.2 million or $1.70 per share in 1993. Results for 1993 included a $9.6 million after tax provision for closing certain plants and a $3.8 million after tax provision to reflect the change in the method of accounting for postretirement benefits other than pensions which was in conformity with Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits." Net earnings in 1993 exclusive of the two items mentioned above were $6.2 million or $1.47 per share.

The improvement in 1994 net earnings was primarily attributable to the significant sales increase of 33%, which included higher production of automobiles and light trucks nationwide, combined with cost reductions and improvements in productivity in several areas.

RESULTS OF OPERATIONS -- 1993 VERSUS 1992

Net Sales

Net sales of $424.8 million for 1993 increased 9% compared to 1992 net sales of $391.2 million. Sales of products for Chrysler's highly successful LH model and increased sales at the Richmond, Michigan plant prior to its closing in May, 1993 were the significant components of the 1993 sales increase. The decline in sales as a result of the planned plant closings was more than offset by the start-up of new production in 1994.

Cost of Sales

Cost of sales as a percentage of net sales increased to 92.7% in 1993 compared to 91.6% in 1992. This unfavorable trend in both the third and fourth quarter of 1993 was a direct result of the excess start-up costs at the new plant in Saltillo, Mexico, combined with an increase in the price of steel which is a major component in automotive seating systems. Price concessions to customers also adversely affected the cost of sales ratio. The total cost reduction estimated to be realized from the plant closings was expected to approximate $3.0 million in 1994 and $5.0 million annually thereafter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 1993 increased approximately $1.8 million from 1992, but remained constant as a percentage of sales. Additional staffing for Sales and Information Services was the principal component of this increase.

Depreciation Expense

Depreciation expense in 1993 increased $1.6 million or 15% from 1992. The increase was attributable to significantly higher capital expenditures of $20.5 million in 1993 and $16.7 million in 1992. The effect of the plant closings was expected to result in a decrease in depreciation expense of approximately $1.0 million in 1994.

Interest Expense

Interest expense in 1993 decreased $.8 million or 23% from 1992. This decrease was attributable to lower average debt and lower interest rates. Debt to total capitalization was 21.9% at December 31, 1993.

Net Earnings (Loss)

The net loss in 1993 of $7.2 million or $1.70 per share resulted principally from the change in accounting principle of $3.8 million or $.90 per share and the provision for plant closings of $9.6 million or $2.28 per share. Net earnings from operations in 1993, exclusive of the two items mentioned above, were $6.2 million or $1.47 per share compared to $8.8 million or $2.25 per share in 1992.

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

New Accounting Standard

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

[GRAPHIC: This page also has two bar charts on the left side of the page; one showing a five-year range of Total Assets, the other showing a five-year range of Long-Term Debt. The values are as follows:]

                         1990     1991     1992     1993     1994
Total Assets            $148.8   $139.2   $156.4   $174.3   $211.6
Long-Term Debt          $ 67.6   $ 46.5   $ 25.7   $ 21.8   $ 31.9

In millions of dollars.

Douglas & Lomason Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31, 1994 and 1993

                                                                    1994              1993
Assets
Current assets:
  Cash                                                     $   6,532,415     $   2,745,818
  Accounts receivable (note 6)                                99,927,502        70,458,109
  Inventories (note 2)                                        19,791,325        14,435,433
  Deferred tax assets (note 5)                                 2,843,000         5,542,000
  Prepaid expenses and other current assets                      810,040         1,042,843
    Total current assets                                     129,904,282        94,224,203

Property, plant and equipment at cost
  less accumulated depreciation (notes 3, 4 and 9)            66,787,613        69,109,773

Other assets                                                  14,871,532        10,949,345

                                                           $ 211,563,427     $ 174,283,321


Liabilities and Shareholders' Equity
Current liabilities:
  Short-term borrowings (note 4)                           $          --     $   7,000,000
  Current installments of long-term debt (note 4)              5,938,130         5,829,315
  Accounts payable                                            54,428,598        31,100,497
  Accrued payroll                                              3,728,693         3,280,660
  Income taxes payable                                         1,865,401           800,149
  Accrued plant closing expenses (note 9)                      3,782,964         5,065,000
  Other accrued expenses (note 7)                              9,847,115         4,943,872

    Total current liabilities                                 79,590,901        58,019,493

Long-term debt, excluding current installments (note 4)       31,887,500        21,825,630
Postretirement benefits, other than pensions (note 8)          7,533,669         6,521,094
Deferred income taxes (note 5)                                   651,000           992,000
Other liabilities (notes 9 and 10)                             6,171,429         9,250,484

Shareholders' equity (notes 4 and 11):
  Preferred stock, no par value.
    Authorized 500,000 shares; no shares issued                       --                --
  Common stock, $2 par value.
    Authorized 10,000,000 shares;
     issued 4,228,720 in 1994 (4,227,220 in 1993)              8,457,440         8,454,440
  Other capital                                               27,997,976        27,986,476
  Retained earnings                                           52,048,512        41,253,360
  Foreign currency translation adjustment (note 12)           (2,775,000)          (19,656)

    Total shareholders' equity                                85,728,928        77,674,620

                                                           $ 211,563,427     $ 174,283,321

See accompanying notes to consolidated financial statements.

[GRAPHIC: This page also has a bar chart on the lower right of the page, showing a five-year range of Interest Expense. The values are as follows:]

                         1990     1991     1992     1993     1994
Interest Expense        $  8.0   $  5.4   $  3.5   $  2.7   $  2.6

In millions of dollars.

Douglas & Lomason Company and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 1994, 1993 and 1992

                                                              1994              1993              1992
Net sales                                            $ 566,818,933     $ 424,842,681     $ 391,178,399

Cost of sales                                          523,576,928       393,934,783       358,190,994

    Gross profit                                        43,242,005        30,907,898        32,987,405

Selling, general and administrative expenses            21,889,605        19,670,926        17,834,224

Provision for plant closings (note 9)                           --        15,000,000                --

    Operating income (loss)                             21,352,400        (3,763,028)       15,153,181

Other income (expenses):

  Interest expense                                      (2,619,609)       (2,706,072)       (3,530,314)

  Interest income and other, net                           961,624           451,526           970,020

                                                        (1,657,985)       (2,254,546)       (2,560,294)

    Earnings (loss) before income taxes
     and cumulative effect of change
     in accounting principle                            19,694,415        (6,017,574)       12,592,887

Income tax expense (benefit) (note 5)                    7,208,000        (2,607,000)        3,823,000

    Earnings (loss) before cumulative
     effect of change in accounting principle           12,486,415        (3,410,574)        8,769,887

    Cumulative effect at January 1, 1993
     of change in accounting for
     postretirement benefits other than
     pensions, net of income tax benefit (note 8)               --        (3,756,930)               --

    Net earnings (loss)                              $  12,486,415     $  (7,167,504)    $   8,769,887

    Earnings (loss) per share before cumulative
     effect of change in accounting principle        $        2.95     $        (.80)    $        2.25

    Cumulative per share effect of change in
     accounting for postretirement benefits other
     than pensions, net of income tax benefit                   --              (.90)               --

    Net earnings (loss) per share                    $        2.95     $       (1.70)    $        2.25

Dividends per share                                  $         .40     $         .40     $         .30

Weighted average number of common and
  common equivalent shares outstanding                   4,228,120         4,214,372         3,890,115

See accompanying notes to consolidated financial statements.

[GRAPHIC: This page also shows two bar charts on the left side of the page; one showing a five-year range of Shareholders' Equity, the other showing a five-year range of Dividends, with the comment "1990 and 1991 dividends retroactively adjusted to reflect 1992 3-for-2 stock split." The values are as follows:]

                         1990     1991     1992     1993     1994
Shareholders' Equity    $ 47.4   $ 54.2   $ 85.9   $ 77.7   $ 85.7
Dividends               $  .07   $  .14   $  .30   $  .40   $  .40

-- 1990 and 1991 dividends retroactively adjusted to reflect
   1992 3-for-2 stock split.
-- In millions of dollars except dividends.

Douglas & Lomason Company and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1994, 1993 and 1992
                                                                                 Foreign
                                                                                Currency
                                   Common           Other       Retained     Translation   Shareholders'
                                    Stock         Capital       Earnings      Adjustment          Equity
Balance at
  December 31, 1991          $  6,297,336    $  5,305,491   $ 42,600,917    $         --    $ 54,203,744

Net earnings                           --              --      8,769,887              --       8,769,887

Dividends, $.30 per share              --              --     (1,262,830)             --      (1,262,830)

Issuance of 114,157 shares
  under employee stock
  option plans, net of
  1,868 shares received as
  consideration for
  exercised stock options         228,314       1,310,466             --              --       1,538,780

Redemption of 174 fractional
  shares as a result of
  3-for-2 stock split                (348)            348             --              --              --

Issuance of 932,294 shares
  through public offering,
  net of expenses               1,864,588      20,766,808             --              --      22,631,396

Balance at
  December 31, 1992             8,389,890      27,383,113     50,107,974              --      85,880,977

Net loss                               --              --     (7,167,504)             --      (7,167,504)

Dividends, $.40 per share              --              --     (1,687,110)             --      (1,687,110)

Foreign currency
  translation adjustment               --              --             --         (19,656)        (19,656)

Issuance of 32,275 shares
  under employee stock
  option plan                      64,550         603,363             --              --         667,913

Balance at
  December 31, 1993             8,454,440      27,986,476     41,253,360         (19,656)     77,674,620

Net earnings                           --              --     12,486,415              --      12,486,415

Dividends, $.40 per share              --              --     (1,691,263)             --      (1,691,263)

Foreign currency
  translation adjustment               --              --             --      (2,755,344)     (2,755,344)

Issuance of 1,500 shares
  under employee stock
  option plan                       3,000          11,500             --              --          14,500

Balance at
  December 31, 1994          $  8,457,440    $ 27,997,976   $ 52,048,512    $ (2,775,000)   $ 85,728,928

See accompanying notes to consolidated financial statements.

Douglas & Lomason Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1994, 1993 and 1992

                                                               1994            1993            1992
Cash flows from operating activities:
  Net earnings (loss)                                  $ 12,486,415    $ (7,167,504)   $  8,769,887
  Adjustments to reconcile net earnings (loss)
    to net cash provided by operating activities:
    Provision for plant closings                                 --      15,000,000              --
    Cumulative effect of change in accounting for
     postretirement benefits other than pensions,
     net of tax benefit                                          --       3,756,930              --
  Depreciation                                           13,212,329      12,002,047      10,431,627
  Net (gain) loss on sale of property, plant
    and equipment                                          (106,929)        (68,241)         58,469
  Provision for deferred income taxes                     2,358,000      (6,386,000)        (14,000)
  Changes in operating assets and liabilities:
    Increase in accounts receivable                     (29,469,393)    (14,859,688)     (7,125,536)
    Decrease (increase) in inventories                   (5,355,892)      4,278,033        (195,438)
    Increase in prepaid expenses and other assets        (3,689,384)     (4,216,235)     (1,039,454)
    Increase in accounts payable                         23,328,101      11,251,672       7,101,746
    Increase (decrease) in other current liabilities      6,416,528        (822,225)     (1,079,099)
    Decrease in plant closing accrual                    (3,903,913)             --              --
    Increase in other liabilities                           555,397       1,151,245         400,190
     Net cash provided by operating activities           15,831,259      13,920,034      17,308,392
Cash flows from investing activities:
  Proceeds from the sale of property,
    plant and equipment                                   1,541,066         416,291         301,283
   Capital expenditures                                 (14,629,379)    (20,459,754)    (16,743,833)
     Net cash used in investing activities              (13,088,313)    (20,043,463)    (16,442,550)
Cash flows from financing activities:
  Net proceeds from public stock offering                        --              --      22,631,396
  Proceeds from issuance of long-term debt               16,000,000              --              --
  Principal payments on long-term debt                   (5,829,315)     (5,330,679)    (21,341,271)
  Proceeds from (payments on) short-term
    borrowings, net                                      (7,000,000)      7,000,000              --
  Proceeds from exercised stock options, net                 14,500         667,913       1,538,780
  Dividends paid                                         (1,691,263)     (1,687,110)     (1,262,830)
     Net cash provided by financing activities            1,493,922         650,124       1,566,075
Effect of translation adjustment on cash                   (450,271)        (19,656)             --
Net increase (decrease) in cash                           3,786,597      (5,492,961)      2,431,917
Cash at beginning of year                                 2,745,818       8,238,779       5,806,862
Cash at end of year                                    $  6,532,415    $  2,745,818    $  8,238,779
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                           $  2,546,656    $  2,716,378    $  3,561,905

    Income taxes                                       $  3,550,000    $  5,078,975    $  3,942,491

See accompanying notes to consolidated financial statements.

Douglas & Lomason Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of Douglas & Lomason Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investment in a 50% owned affiliate is accounted for on the equity method.

Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all liquid debt instruments with original maturities of three months or less to be cash equivalents.

Financial Instruments

Financial instruments consist primarily of cash equivalents, accounts receivable, accounts payable and bank debt. At December 31, 1994, the Company believes the fair value of these financial instruments approximates the carrying amount.

Inventories

Inventories are stated as the lower of cost or market (net realizable value). Cost for substantially all inventories is determined by the last-in, first-out
(LIFO) cost method. Tooling in process represents unique manufacturing equipment costs incurred, which are partially reimbursed by customers, and the balance amortized over the years the tools benefit. Pre-production design and engineering costs incurred at the request of the customer, when significant, are capitalized and amortized over the years the costs benefit. Tooling and pre-production design and engineering costs that benefit future periods, less accumulated amortization, are included in other assets, with the current portion included in inventory.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of future minimum lease payments. Depreciation is computed using both straight line and accelerated methods over the estimated useful lives of the assets: 10 to 20 years for land improvements, 10 to 40 years for buildings and 2 to 12 years for machinery and equipment. Plant and equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. The cost and accumulated depreciation of a fully depreciated asset remain in the accounts. When a sale or abandonment occurs, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Repairs and maintenance are charged to earnings as incurred; renewals and betterments are capitalized.

Income Taxes

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." For the year ended December 31, 1992, income taxes were determined in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes." Both Statement 109 and Statement 96 require income taxes be determined using the asset and liability method. Accordingly, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The adoption of Statement 109 did not have a material effect on the 1993 consolidated financial statements.

Pensions and Postretirement Benefits Other Than Pensions

Annual costs of the Company's pension and postretirement benefits other than pensions are determined actuarially in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are generally translated at current exchange rates, and related translation adjustments are reported as a component of shareholders' equity. Income statement accounts are translated at the average rates during the period.

Net Income Per Share

Net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

Commitments and Contingencies

Liabilities are recorded for loss contingencies, including environmental remediation costs, arising from claims, assessments, and other sources when the amount of the assessment and/or remediation cost is probable and can be reasonably estimated.

Reclassification

Certain amounts related to prior years have been reclassified to conform with the 1994 presentation.

(2) INVENTORIES

Substantially all inventories are valued on the last-in, first-out (LIFO) cost method. In the opinion of management, the first-in, first-out (FIFO) cost approximates replacement cost.

Inventories consist of the following:

                                         1994            1993
Raw materials                     $14,511,645     $12,741,266
Work in process                     6,834,045       5,327,528
Tooling in process                  2,063,979       2,010,539
Finished goods                      5,838,950       3,356,670
Inventories at FIFO basis          29,248,619      23,436,003
Less adjustment of certain
  inventories to a LIFO basis       9,457,294       9,000,570

                                  $19,791,325     $14,435,433

(3) PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows:

                                    1994             1993
Land and land
  improvements              $  3,069,743     $  3,393,836
Buildings and building
  improvements                28,193,582       29,213,262
Machinery and equipment      118,884,782      107,468,485
Construction in process          602,287        2,675,640
                             150,750,394      142,751,223
Less accumulated
  depreciation                83,962,781       73,641,450
                            $ 66,787,613     $ 69,109,773

Amounts included above, which have been capitalized under capital lease obligation, are as follows:

                                    1994             1993
Machinery and equipment       $6,181,567       $6,181,567
Less accumulated
  depreciation                 3,938,113        3,508,462
                              $2,243,454       $2,673,105

(4) INDEBTEDNESS

Long-term debt is summarized as follows:

                                    1994             1993
Notes payable to banks       $35,062,500      $23,437,500
Capital leases                 1,163,130        2,217,445
Other                          1,600,000        2,000,000
                              37,825,630       27,654,945
Less current installments      5,938,130        5,829,315
                             $31,887,500      $21,825,630

In 1994, the Company entered into an unsecured revolving credit agreement aggregating $35.0 million with two banks which replaces the line of credit previously in effect. Interest only payments are due at various dates at interest rates based on various factors which are at or below the banks' prime rate.

At December 31, 1994, $16.0 million was outstanding on the revolving agreement, and the effective interest rate was 6.75 percent. This revolver expires on June 24, 1997, but may be extended for two additional years.

At December 31, 1994, the Company had an unsecured term loan with two banks totaling $12.5 million. Quarterly payments of principal and interest (at 7.95%) are required with the final balance due October 31, 1999. The aggregate maturities on this loan are $2,500,000 each year from 1995 through 1999.

The Company had another unsecured term loan agreement with two banks totaling $6,562,500 at December 31, 1994. Quarterly payments of principal and interest (at 9.95%) are required with the final balance due May 31, 1998. The aggregate maturities on this loan are $1,875,000 each year from 1995 through 1997 and $937,500 in 1998.

During 1993, the Company acquired intangible assets in exchange for a $2.0 million obligation, payable in five equal annual installments through 1998. At December 31, 1994, the unpaid portion of this obligation was $1.6 million.

Under a capital lease agreement, the Company agreed to purchase certain equipment at a nominal amount on the expiration date. The following is a schedule of future minimum lease payments under this capital lease agreement, together with the present value of the total minimum lease payments:

Total minimum lease payments expiring in 1995       $ 1,236,306
Less amount representing interest at 9.94%               73,176
Present value of minimum lease payments             $ 1,163,130

The bank notes and capital lease agreement contain restrictive covenants regarding consolidated working capital and funded debt to capitalization. The Company was in compliance with all such covenants at December 31, 1994.

(5) INCOME TAXES

Earnings (loss) before income taxes and the cumulative effect of a change in accounting, as shown in the consolidated statements of earnings, consist of the following:

                         1994              1993              1992
Domestic         $ 19,486,892      $ (4,344,385)     $ 12,891,117
Foreign               207,523        (1,673,189)         (298,230)

                 $ 19,694,415      $ (6,017,574)     $ 12,592,887

Components of income tax expense (benefit) are as follows:

                         1994              1993              1992
Current:
  Federal        $  4,619,000      $  3,438,000      $  3,556,000
  State               231,000           343,000           160,000

  Foreign                  --            (2,000)          121,000
                    4,850,000         3,779,000         3,837,000

Deferred:
  Federal           2,100,000        (4,969,000)         (225,000)
  State               234,000          (580,000)          211,000
  Foreign              24,000          (837,000)               --

                    2,358,000        (6,386,000)          (14,000)
                 $  7,208,000      $ (2,607,000)     $  3,823,000

A reconciliation of the "expected" income tax expense (benefit) based on the federal corporate income tax rate of 35% (34% in 1993 and 1992) to the actual income tax expense (benefit) is as follows:

                                1994             1993             1992
Expected
  income tax
  expense (benefit)      $ 6,893,000      $(2,046,000)     $ 4,281,000
State income tax
  expense (benefit),
  net of federal
  income
  tax benefit                302,000         (156,000)         245,000
Research and
  development
  tax credits               (200,000)        (332,000)        (700,000)
Foreign tax rate
  differential                    --         (268,000)         222,000

Other items, net             213,000          195,000         (225,000)
Actual income tax
  expense (benefit)      $ 7,208,000      $(2,607,000)     $ 3,823,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993, are as follows:

                                          1994              1993
Deferred tax assets:
Plant and equipment, due to
  difference in depreciation      $    801,000      $  1,696,000
Accrued postretirement
  benefits deductible for tax
  purposes when paid                 3,688,000         2,768,000
Other expenses deductible for
  tax purposes when paid             2,203,000         2,377,000
Accrued plant closing costs          3,700,000         5,397,000
Other items, net                     4,580,000           765,000
  Gross deferred assets             14,972,000        13,003,000
Less valuation allowance            (1,463,000)       (1,463,000)
  Deferred tax assets               13,509,000        11,540,000
Deferred tax liabilities:
Plant and equipment, due to
  difference in depreciation         7,644,000         6,745,000
Other items, net                     3,673,000           246,000
  Deferred tax liabilities          11,317,000         6,991,000
Net deferred tax assets           $  2,192,000      $  4,549,000

Management has determined, based on the Company's history of domestic taxable income and its expectation of the future, that domestic operating income of the Company will likely be sufficient to fully recognize these net deferred tax assets.

(6) INDUSTRY SEGMENT

The Company's operations are within the following industry segments: automotive products, material handling equipment and specialized truck bodies and trailers. A summary of certain segment information and a reconciliation to the related consolidated financial statements amounts follow:

                                     1994              1993               1992
Sales to customers
Automotive
  products                  $ 530,866,173     $ 397,356,003      $ 363,299,730
All other segments             35,952,760        27,486,678         27,878,669

  Total sales               $ 566,818,933     $ 424,842,681      $ 391,178,399

Operating profit (loss)

Automotive
  products                  $  23,453,958     $  (1,601,322)     $  18,268,931
All other segments              2,547,605         1,456,917           (258,530)
  Total operating
    profit (loss)           $  26,001,563     $    (144,405)     $  18,010,401

Identifiable assets
Automotive
  products                  $ 183,358,186     $ 149,772,959      $ 135,277,457
All other segments             14,616,905        12,032,522          9,217,223
                              197,975,091       161,805,481        144,494,680

Corporate assets               13,588,336        12,477,840         11,856,449
  Total assets              $ 211,563,427     $ 174,283,321      $ 156,351,129

Automotive product operations relate principally to the production of fully trimmed seating, seat frame assemblies and mechanisms, decorative moldings, and energy management systems used as components in the assembly of passenger cars and trucks. Automotive product sales and trade accounts receivable consist of the following components:

                             1994       1993       1992
Automotive Product Sales
Chrysler                       39%        51%        50%
Ford Motor                     40         25         25
General Motors                 14         15         18
All other                       7          9          7

  Total Automotive Sales      100%       100%       100%

Sales are classified by ultimate customer and may have been sold through other Tier 1 suppliers.

                                        1994       1993
Automotive trade accounts receivable
Chrysler                                  34%        55%
Ford Motor                                43         16
General Motors                            12         12
All other                                 11         17
  Total automotive trade
    accounts receivable                  100%       100%

Other automotive product sales include sales to Bloomington-Normal Seating Company (a 50% owned affiliate) which approximated $23.0 million, $18.7 million and $23.6 million for the years ended December 31, 1994, 1993 and 1992, respectively. Total accounts receivable from Bloomington-Normal Seating Company approximated $6.4 million and $1.7 million at December 31, 1994 and 1993, respectively.

Depreciation expense and capital expenditures of the automotive products segment were as follows:

                                1994            1993            1992
Depreciation expense     $11,294,236     $10,700,000     $ 9,600,000
Capital expenditures     $12,934,027     $18,200,000     $15,700,000

Identifiable assets are those assets used in, or resulting from, the operation of a segment. Corporate assets, principally cash, administrative offices and other assets, are not classified as identifiable assets.


(7) PENSION BENEFITS

The Company has non-contributory pension plans covering substantially all of its salaried and hourly employees. The benefits are based on either years of service and the employee's compensation during the last five years of employment, or a fixed-dollar rate for each year of credited service up to a maximum of forty years. The Company's policy is to fund pension costs accrued.

The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993:

                                           1994              1993
Actuarial present value
  of benefit obligations:
Vested benefit obligations         $ 29,623,000      $ 30,072,000
Accumulated benefit
  obligations                      $ 30,325,000      $ 31,338,000
Projected benefit
  obligations                      $ 35,268,000      $ 37,378,000
Plan assets at fair
  market value                       39,100,000        42,471,000
Plan assets in excess
  of projected benefit
  obligations                         3,832,000         5,093,000
Unamortized transition
  assets                             (2,629,000)       (2,963,000)
Unamortized prior
  service cost                        2,073,000         1,673,000
Unrecognized net gain                (5,848,000)       (4,971,000)
Accrued pension cost
  included in the consolidated
  balance sheets                   $  2,572,000      $  1,168,000

Assets in the plans consist mainly of investments in common stocks, private sector bonds and federal government obligations.

The components of net pension costs for the years ended December 31, 1994, 1993 and 1992, were as follows:

                            1994             1993             1992
Service cost         $ 2,376,000      $ 2,033,000      $ 1,836,000
Interest cost          2,663,000        2,469,000        2,212,000
Actual return
  on assets            2,081,000          300,000       (8,388,000)

Net amortization
  and deferral        (5,716,000)      (4,384,000)       5,190,000
Net pension cost     $ 1,404,000      $   418,000      $   850,000

Assumptions used in accounting for the pension plans as of December 31, 1994, 1993 and 1992, were as follows:

                        1994        1993        1992
Discount rate           8.25%       7.25%       8.00%

Rate of increase in
  compensation
  levels                4.00%       4.00%       5.00%
Expected long-term
  rate of return
  on assets             8.00%       8.00%       8.00%

(8) OTHER POSTRETIREMENT BENEFITS

In addition to providing pension benefits, the Company sponsors two postretirement benefit plans that cover salaried employees and their dependents. One plan provides medical benefits and the other plan provides life insurance benefits. The postretirement medical plan is contributory until the retiree turns age 65, or if the retiree is at least age 62 and retired with 15 or more years of service. The accounting for this plan is consistent with the Company's expressed intent to modify its future contribution policy such that the Company's contributions will be capped at three times the 1993 cost levels. The life insurance plan provides death benefits that vary depending on salary at retirement.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension," as of January 1, 1993. The effect of adopting Statement 106 on net earnings for the year ended December 31, 1993 was a decrease of approximately $4,040,000, which included an increase in the pre-tax net periodic postretirement benefit cost of approximately $559,000. Postretirement benefit costs were less than $200,000 for the year ended December 31, 1992, which were recorded on a cash basis and have not been restated.

The following table presents the funded status of these obligations reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993:

                                                1994             1993
Accumulated postretirement
benefit obligation:
Retirees                                 $ 3,680,000      $ 3,492,000
Fully eligible active
  salaried employees                         231,000        1,364,000
Other active employees                     4,456,000        4,399,000
                                           8,367,000        9,255,000
Plan assets at fair value, primarily
  insurance contracts                        807,000          921,000
Accumulated postretirement
  benefit obligation in
  excess of plan assets                    7,560,000        8,334,000
Unrecognized net loss                        (26,000)      (1,813,000)
Accrued postretirement benefit
  cost included in the consolidated
  balance sheets                         $ 7,534,000      $ 6,521,000
Net periodic postretirement
  benefit cost for 1994 and 1993
  includes the following
  components:
    Service cost                         $   456,000      $   341,000
    Interest cost                            598,000          572,000
    Actual return on assets                  (60,000)         (59,000)
    Net amortization and deferral             19,000               --
    Net periodic postretirement
      benefit cost                       $ 1,013,000      $   854,000

For measurement purposes, the annual percent rate of increase in the per capita cost of health care benefits (i.e. health care cost trend rate) for 1994 was assumed to vary by age category and by type of health care service. For benefits provided to participants under age 65, the 1994 trend was assumed to be 14% for prescription drugs and 13.2% for all other costs. These rates were assumed to decrease gradually to approximately 6% over the next 15 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by 1.1% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1994 by .8%.

The weighted average discount rate and rate of increase in future compensation levels used in determining the accumulated postretirement benefit obligation were 8.25 % and 4%, respectively, at December 31, 1994. The expected long-term rate of return on assets was 8%.

The unrecognized net loss is being amortized over the average remaining service period of active plan participants (21 years).

(9) PROVISION FOR PLANT CLOSINGS

During the fourth quarter of 1993, the Company recorded a charge of $15.0 million in connection with management's decision to close certain automotive plants. This resulted in an after tax charge of $9.6 million or $2.28 per share. $5.0 million of this charge was immediately utilized for the devaluation of building and equipment. At December 31, 1994 and 1993, the components of the accrual consist of the following:

                                      1994            1993
Employee severance and
  benefit costs                $ 1,000,000     $ 3,000,000
Site restoration and other
  environmental exit costs              --       2,500,000
Facility maintenance
  costs and other                3,000,000       4,500,000
                               $ 4,000,000     $10,000,000

During 1994, $850,000 was charged to facility maintenance costs and other, and $800,000 for the payment of employee severance and benefit costs. These severance payments represented the majority of the 12% expected workforce reduction. In addition, $1.2 million of employee severance and benefit costs and $650,000 of facilities, maintenance and other costs were taken into income during the third and fourth quarters of 1994, respectively. Furthermore, in compliance with current guidance, site restoration and other environmental exit costs of $2.5 million were reclassified from the provision for plant closing accrual to other accrued liabilities during the fourth quarter of 1994. The cash outflows for the remaining accrued liability are expected to occur over the next two years.

Selected financial information for these automotive facilities for the years ended December 31, are as follows:

                              1994             1993              1992
Sales                 $ 34,798,664     $ 71,754,231      $ 84,256,465
Pre-tax
  earnings (loss)     $    359,027     $(15,597,071)     $ (1,902,175)

(10) ENVIRONMENTAL MATTERS

The Company is involved in proceedings related to environmental matters under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) and similar state laws at three sites. The Company is one of several potentially responsible parties in one case. As of December 31, 1994 and 1993, the Company has recorded an accrual of $3.5 million and $3.1 million, respectively, for estimates of future clean-up costs in connection with its internal site assessment and compliance program. Estimates of future liability are based on an evaluation of currently available facts regarding each individual site and consider factors including existing technology, presently enacted laws and regulations, and prior Company experience in remediation of contaminated sites. Changes in EPA standards, improvements in clean-up technology and discovery of additional information concerning these sites and other sites could result in future expenses that are greater than the accrued liability. Management believes that these matters will not have a material adverse effect upon its future financial position or results of operations.

(11) STOCK OPTION PLANS

Under the Company's 1990 Stock Option Plan, 225,000 shares (as adjusted for the 1992 stock split) of the Company's common stock have been reserved for grants to officers and key employees at prices which are not less than the fair market value on the date of the grant. Stock options outstanding of 7,875 at December 31, 1993, under the 1982 Incentive Stock Option Plan are exercisable at an option price of $17.50 per share. This Plan expired in February, 1992 and, accordingly, no additional options are available for grant. Stock options outstanding of 92,500 at December 31, 1994, under the 1990 Plan are exercisable at a weighted option price of $16.98 per share. Options granted, but not exercised, expire within five years from the date of the grant. Transactions for the years ended December 31, 1994, 1993 and 1992, were as follows:

                                   Number of Shares
                            1994          1993          1992
Outstanding at
  beginning of year       66,175       100,075       133,575

Granted                   38,000            --        83,575
Exercised                 (1,500)      (32,275)     (116,025)
Canceled                  (2,300)       (1,625)       (1,050)
Outstanding at
  end of year            100,375        66,175       100,075
Available for grant
  at end of year          42,850        78,550        78,050

(12) FOREIGN CURRENCY TRANSLATION

Net exchange gains and losses resulting from the translation of assets and liabilities of foreign subsidiaries are accumulated in a separate section of shareholders' equity titled, "foreign currency translation adjustment." Also included are the effects of exchange rate changes on intercompany transactions of a long-term nature.

Analysis of this account follows:

                                  1994          1993           1992
Balance at
  beginning of year        $   (19,656)     $     --        $    --
Translation
  adjustments               (2,755,344)      (19,656)            --
Balance at end of year     $(2,775,000)     $(19,656)       $    --

                         INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Douglas & Lomason Company:

We have audited the accompanying consolidated balance sheets of Douglas & Lomason Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Douglas & Lomason Company and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in note 8 to the consolidated financial statements, the Company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.

/s/ KPMG Peat Marwick LLP

Detroit, Michigan
January 31, 1995

Douglas & Lomason Company and Subsidiaries
SELECTED FINANCIAL AND OTHER DATA
(In thousands of dollars except as to per share and other data)

                      1994      1993       1992      1991      1990      1989       1988       1987      1986      1985      1984
FOR THE YEAR
 Net sales......  $566,819  $424,843   $391,178  $375,618  $418,118  $424,926   $325,498   $296,723  $286,536  $266,626  $244,986
 Cost of
  sales.........   523,577   393,935    358,191   342,202   385,302   406,470    313,943    270,824   267,600   243,669   223,289
 Gross profit...    43,242    30,908     32,987    33,416    32,816    18,456     11,555     25,899    18,936    22,957    21,697
 Capital
  additions.....    14,629    20,460     16,744     6,098     8,749    16,708     26,805     13,113    11,939    11,127     5,217
 Depreciation
  expense.......    13,212    12,002     10,432    10,611    11,666    11,169      7,636      5,374     4,825     3,725     3,318
 Interest
  expense.......     2,620     2,706      3,530     5,416     8,028     8,322      3,787      2,255     2,459     2,385     2,306
 Income tax
  expense
  (benefit).....     7,208    (2,607)     3,823     4,650     3,102    (2,296)    (3,692)     4,838     2,669     4,846     5,186
 Earnings
 (loss)
  before
  cumulative
  effect of
  change in
  accounting
  principle.....    12,486    (3,411)     8,770     7,235     4,964    (3,372)    (4,629)     6,239     3,193     6,651     5,783
 Net earnings
  (loss)........    12,486    (7,168)     8,770     7,235     4,964    (3,372)    (3,969)     6,239     3,193     6,651     5,783

AT YEAR END
 Total assets...  $211,563  $174,283   $156,351  $139,192  $148,820  $169,975   $161,916   $118,480  $ 99,631  $ 92,331  $ 78,295
 Working
  capital.......    50,313    36,205     50,633    45,723    52,689    31,123     33,025     38,103    34,730    38,845    31,351
 Property,
  plant and
  equipment
  less
  accumulated
  depreciation..    66,788    69,110     66,022    60,070    64,726    67,886     62,525     43,361    35,631    28,524    21,127
 Long-term
  debt..........    31,888    21,826     25,655    46,486    67,627    56,253     48,911     29,499    28,679    24,450    16,122
 Shareholders'
  equity........    85,729    77,675     85,881    54,204    47,382    41,408     45,096     51,838    42,441    39,882    33,894

PER SHARE DATA
 Book value.....  $  20.27  $  18.37   $  20.47  $  17.21  $  15.05  $  13.68   $  15.09   $  16.71  $  14.69  $  13.97  $  11.95
 Net earnings
  (loss) per
  share.........      2.95     (1.70)      2.25      2.29      1.57     (1.12)     (1.31)      2.05      1.11      2.33      2.04
 Dividends......       .40       .40        .30       .14       .07       .25        .33        .33       .33       .27       .27

OTHER DATA
 Number of
  employees.....     6,039     5,697      5,817     5,562     5,424     6,285      6,076      3,994     3,612     3,581     3,301
 Number of
  shareholders..       757       806        846       858       887       903        891        842       702       630       612

 Weighted
  average
  number of
  common and
  common
  equivalent
  shares
  outstanding... 4,228,120 4,214,372  3,890,115 3,154,365 3,159,311 3,018,002  3,033,798  3,046,578 2,880,246 2,849,163 2,834,274

Per share data and outstanding shares for 1991 and prior have been retroactively adjusted to reflect the 1992 3-for-2 stock split distributed April 2, 1992.

QUARTERLY FINANCIAL SUMMARY
(In thousands of dollars except as to per share data; unaudited)

                                      First        Second         Third        Fourth
1994                                Quarter       Quarter       Quarter       Quarter         Total
Net sales                          $123,466      $123,253      $137,680      $182,420      $566,819

Gross profit                         11,156         9,671         5,654        16,761        43,242

Earnings before income taxes          5,300         3,901           449        10,044        19,694

Net earnings                          3,315         2,511           234         6,426        12,486

Net earnings per share                  .78           .60           .05          1.52          2.95
                                      First        Second         Third        Fourth
1993                                Quarter       Quarter       Quarter       Quarter         Total
Net sales                          $115,403      $103,859      $ 92,995      $112,586      $424,843

Gross profit                         12,412         8,295         2,367         7,834        30,908

Earnings (loss) before income
  taxes and cumulative effect
  of change in accounting
  principle                           6,792         2,855        (3,038)      (12,627)       (6,018)
Net earnings (loss)                     605         1,850        (1,763)       (7,860)       (7,168)
Earnings (loss) per share
  before cumulative effect
  of change in accounting
  principle                            1.04           .44          (.42)        (1.86)         (.80)
Net earnings (loss) per share           .14           .44          (.42)        (1.86)        (1.70)

Fourth quarter net earnings in 1994 were affected by the capitalization of pre-production design and engineering costs of $0.46 per share.
Fourth quarter net earnings in 1993 were negatively impacted by the provision for plant closings of $2.28 per share.

                                     24 / 25 [two-page spread]

SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, April 28, 1995, at 11:00 a.m., EDT, at the Neva Lomason Memorial Library in Carrollton, Georgia. All shareholders are cordially invited to attend.

Stock Market Information

Douglas & Lomason Company common stock is traded in the National Market System of The Nasdaq Stock Market under the symbol DOUG. Stock price quotations are printed daily in major newspapers. As of December 31, 1994, there were 4,228,720 shares of common stock outstanding, of which approximately 15% was owned by officers and directors and 47% by institutions. At that date, there were 757 shareholders of record. Also at that date, the following securities firms were registered as market makers of the Company's common stock:

Bear, Stearns & Co. Inc.           Mayer & Schweitzer, Inc.       Stifel Nicolaus & Co.
First of Michigan Corporation      Neuberger & Berman             Troster Singer Corp.
Herzog, Heine, Geduld, Inc.        Sherwood Securities Corp.      S. J. Wolfe & Co.

The Company has paid a cash dividend each year since 1957. Subject to approval of the Board of Directors, dividends are customarily paid on the Company's common stock on or about March 31, June 30, September 30 and December 31.

Form 10-K and Other Financial Publications

The Form 10-K for the year ended December 31, 1994, as well as other financial publications of the Company, may be obtained without charge. Requests should be directed to Patricia L. Shelton, Assistant Vice President and Assistant Secretary, at the corporate offices.

Investor Relations Contact

Shareholders and prospective investors may contact the Company with questions or requests for additional information. Inquiries should be directed to James J. Hoey, Senior Vice President and Chief Financial Officer, at the corporate offices.

Shareholder Assistance

Inquiries related to shareholder records, change of name, address, or ownership of stock, and lost or stolen stock certificates should be directed to the Transfer Agent and Registrar:

State Street Bank and Trust Company
P.O. Box 8200
Boston, MA 02266-8200
(800) 257-1770

Independent Auditors

KPMG Peat Marwick LLP, Detroit, MI

Legal Counsel

Dickinson, Wright, Moon, Van Dusen & Freeman, Detroit, MI
Smith, Currie & Hancock, Atlanta, GA

Stock Prices and Cash Dividends

         1994                               MARKET PRICE         CASH
         QUARTER                           HIGH       LOW      DIVIDEND
         FIRST .......................     20 1/2    15          $.10
         SECOND ......................     19 1/2    17 3/4      $.10
         THIRD .......................     20 1/2    14 3/4      $.10
         FOURTH ......................     18        14 1/2      $.10
                                                                 ----
                                                                 $.40
                                                                 ====

         1993                               MARKET PRICE         CASH
         QUARTER                           HIGH       LOW      DIVIDEND
         FIRST .......................     29        22 1/4      $.10
         SECOND ......................     29        22 1/2      $.10
         THIRD .......................     27 1/2    16 3/4      $.10
         FOURTH ......................     20        16          $.10
                                                                 ----
                                                                 $.40
                                                                 ====

                                  APPENDIX
                  GRAPHIC AND IMAGE MATERIAL IN THIS DOCUMENT
             (as required pursuant to Rule 304(a) of Regulation S-T)

     The following is a narrative description of the graphic or image material which appears in Exhibit 13 to the Registrant's Annual Report on Form 10-K.
Exhibit 13 contains pages extracted from the Registrant's 1994 Annual Report to Shareholders which are incorporated by reference into the Form 10-K.



Page No.
In 1994
Annual
Report    Description
-------   -----------

  14 Two bar charts; one showing a five-year range of Total Assets, and the other showing a five-year range of Long-Term Debt. Fully described in position in body of document.

  15 Bar chart showing a five-year range of Interest Expense. Fully described in position in body of document.

  16 Two bar charts; one showing a five-year range of Shareholders' Equity, and the other showing a five-year range of Dividends. Fully described in position in body of document.