Form 10-K405, Exhibit 13
period 1995-12-31
DOUGLAS & LOMASON CO
filed 1996-03-28
CIK 29854

Exhibit 13

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1995, the Company had working capital of $46.1 million and available borrowings of $27.0 million on a $60.0 million revolver credit agreement with two banks. The current ratio was 1.5 to 1.0. The principal increases in total assets and liabilities at December 31, 1995, as compared to December 31, 1994, are due to the acquisition and consolidation of Bestop, Inc. acquired in June, 1995.

During 1995, the Company formed a joint venture in China with Shanghai Traffic Machinery Factory for the purpose of furthering global opportunities. An initial capital contribution by the Company of approximately $5.0 million was required by the joint venture agreement. This joint venture will provide seat frames and stampings for the Shanghai Volkswagen Santana series. Consistent with the Company's desire for a strong global presence, other overseas investments and relationships are being examined to supplement the Company's core business.

Earnings from operations of $4.2 million, dividends of $4.4 million and proceeds from borrowings of $42.0 million were the principal sources of cash in 1995. The acquisition of Bestop, Inc. in June, 1995 for $43.5 million, capital expenditures of $18.4 million and debt repayments of $7.7 million were the primary uses of cash.

No other significant borrowings are anticipated on a short-term or long-term basis beyond the capacity of the Company's present revolver loan. Capital expenditures in 1996 are anticipated to be approximately $15.0 million.

Refer to Note 11 for complete information on plant closings.


RESULTS OF OPERATIONS - 1995 VERSUS 1994

Net Sales

Net sales of $561.2 million in 1995 were the second highest in the Company's history but decreased slightly from the $566.8 million of net sales reported for 1994. Fourth quarter 1995 net sales of $144.3 million decreased 21.0% from $182.4 million of net sales in the fourth quarter of 1994. During the third quarter of 1995, the Company announced the decision to phase out, over time, the business associated with anodized aluminum decorative moldings and extruded bilaminate and plastic moldings. The phase-out is expected to be completed in 1996. This product line contributed approximately $50.0 million in sales in 1995 compared to $74.0 million in 1994. A significant portion of the 1995 sales were eliminated as a result of car models that were discontinued.

The Company's Mexican operations experienced significant increases in sales volumes in 1995. The acquisition of Bestop, Inc. contributed $32.2 million to net sales. These increases were offset by sales price reductions and lower than expected volumes of fully trimmed seats for the Ford Contour, Mercury Mystique and Ford Aerostar and lower production of the Caprice and Roadmaster.

Cost of Sales

Cost of sales as a percentage of net sales increased slightly in both the fourth quarter and the year of 1995 compared to 1994. The trend of raw material price increases and reduced selling prices to the Company's customers, as a result of long term agreements prevalent in the automotive industry, resulted in an adverse effect on the relationship of cost of sales to sales. Opportunities for cost reduction through engineering changes will improve this trend. The Company has consistently reflected the equity in earnings of affiliated companies within cost of sales. The effect of this inclusion reduced the cost of sales by approximately .8% in 1995 and .3% in 1994.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 1995 increased $3.8 million from the $21.9 million reported in 1994. The consolidation of selling, general and administrative expenses of Bestop, Inc. for 1995 of $3.9 million accounted for the entire increase.

Interest Expense

Interest expense in 1995 increased $2.4 million or 89.7% from 1994. Significantly higher debt level in 1995, primarily related to the Bestop, Inc. acquisition, is the principal reason for the increase in interest expense.

Net Earnings

Net earnings in 1995 of $4.2 million decreased $8.3 million or 66.4% from the $12.5 million recorded in 1994. This decrease is primarily the result of losses sustained on the anodized aluminum decorative moldings and extruded bilaminate and plastic moldings business of $4.8 million in 1995 compared to net earnings of $4.0 million in 1994. Operating losses in both the second and third quarters of 1995 as a result of lower sales and rising costs of raw materials combined with selling price reductions in long term agreements were major contributors to this unfavorable 1995 results. Equity in earnings of affiliates was a significant contributor to the Company's consolidated net earnings for the year ended December 31, 1995.


RESULTS OF OPERATIONS - 1994 VERSUS 1993

Net Sales

Net sales of $566.8 million in 1994 were the highest in the Company's history and increased 33.4% compared to the 1993 net sales of $424.8 million. Fourth quarter 1994 net sales of $182.4 million increased 62.0% compared to $112.6 million in the fourth quarter of 1993. Fourth quarter 1994 sales were also the highest in the Company's history. The sales increase was due principally to the commencement of full production of fully trimmed seats for the recently introduced Ford Contour and Mercury Mystique models at the Company's new Excelsior Springs, Missouri plant, and the increased production of fully trimmed seats for the Ford Aerostar minivan at the Troy, Missouri plant. Industry sales of automobiles, vans and light trucks continued to have a strong consumer demand, particularly in the final months of 1994.

Cost of Sales

Cost of sales as a percentage of net sales declined slightly in 1994 to 92.4% compared to 92.7% in 1993. This slightly favorable trend was attributable to the significantly higher sales volume during the last six months of 1994. Higher raw material prices, particularly in metals, chemicals and plastics, and pressure for customer price concessions resulted in a trend toward reduced margins.

During the fourth quarter of 1993, the Company decided to close certain plants, and in connection therewith established a plant closing accrual of $10.0 million for associate benefit costs, environmental costs, facilities maintenance and other, $4.0 million of which remained at December 31, 1994. The significant decrease was due to lower than expected associate severance payments, including benefits and facilities maintenance. The accrual reduction included $1.2 million of associate severance and benefits and $650,000 of facilities maintenance costs taken into income during the third and fourth quarters, 1994, respectively. Furthermore, in compliance with current guidelines, site restoration and other environmental exit costs of $2.5 million were reclassified from the provision for plant closing accrual to other accrued liabilities during the fourth quarter of 1994.

Selling, General and Administrative Expenses
Selling, general and administrative expenses in 1994 increased approximately $2.2 million from 1993 but decreased significantly to 3.9% of sales compared to 4.6% of sales in 1993. Incentive compensation, additional staffing, travel and professional services expense were the principal components of the increase.


Interest Expense

Interest expense in 1994 decreased $86,000 or 3.2% from 1993. This decrease was attributable to the lower debt level in the first and second quarters of 1994.


Net Earnings (Loss)

Net earnings in 1994 of $12.5 million or $2.95 per share compared with the net loss of $7.2 million or $1.70 per share a year earlier. Results for 1993 included a $9.6 million after tax provision for closing certain plants and a $3.8 million after tax provision to reflect a change in the method of accounting for postretirement benefits other than pensions. Net earnings from operations in 1993 exclusive of the two items mentioned above were $6.2 million or $1.47 per share. The improvement in 1994 was attributable to the significant 33.4% sales increase which included higher production of automobiles and light trucks nationwide, combined with cost reductions and improvements in productivity in several areas.

[GRAPHIC: This page also has two bar charts on the left side of the page; one showing a five-year range of Total Assets, the other showing a five-year range of Long-Term Debt. The values are as follows:]

                                     1991        1992     1993     1994     1995
TOTAL ASSETS (In millions)           $ 139       $ 156    $ 174    $ 212    $ 269
LONG-TERM DEBT (In millions)         $  46       $  26    $  22    $  32    $  69

                  Douglas & Lomason Company and Subsidiaries
                          Consolidated Balance Sheets
                          December 31, 1995 and 1994
                                (In thousands)


Assets                                                      1995           1994
                                                            ----           ----
Current assets:
  Cash                                                    $  4,587       $  6,532
  Accounts receivable (note 8)                              93,486         99,928
  Inventories (note 3)                                      26,082         19,344
  Income taxes recoverable                                   3,442             --
  Deferred tax assets (note 7)                               2,635          2,843
  Prepaid expenses and other current assets                  1,541            810
                                                          --------       --------
    Total current assets                                   131,773        129,457
Property, plant and equipment at cost
  less accumulated depreciation (note 4)                    76,164         66,788
Goodwill and other intangibles (note 2)                     38,179          2,695
Other assets                                                22,773         12,624
                                                          --------       --------
                                                          $268,889       $211,564
                                                          ========       ========

Liabilities and Shareholders' Equity
Current liabilities:
  Current installments of long-term debt (note 6)         $  4,775       $  5,938
  Accounts payable                                          60,954         54,429
  Accrued payroll                                            4,747          3,729
  Income taxes payable                                          --          1,865
  Accrued plant closing expenses (note 11)                     367          3,783
  Other accrued expenses (note 9)                           14,876          9,847
                                                          --------       --------
    Total current liabilities                               85,719         79,591

Long-term debt, excluding current installments (note 6)     69,113         31,888
Postretirement benefits, other than pensions (note 10)       8,598          7,534
Deferred income taxes (note 7)                              14,387            651
Other liabilities (note 12)                                  4,725          6,171
Shareholders' equity (note 13):
  Preferred stock, no par value.
    Authorized 500,000 shares;
      no shares issued                                          --             --
  Common stock, $2 par value.
    Authorized 10,000,000 shares;
      issued 4,243,021 in 1995 (4,228,720 in 1994)           8,486          8,457
  Other capital                                             28,088         27,998
  Retained earnings                                         54,543         52,049
  Foreign currency translation adjustment                   (4,770)        (2,775)
                                                          --------       --------
Total shareholders' equity                                  86,347         85,729
                                                          --------       --------
                                                          $268,889       $211,564
                                                          ========       ========

See accompanying notes to consolidated financial statements.

[GRAPHIC: This page also has a bar chart on the right side of the page, showing a five-year range of Interest Expense. The values are as follows:]

                                     1991        1992     1993     1994     1995
INTEREST EXPENSE (In millions)       $5.4        $ 3.5    $ 2.7    $ 2.6    $ 5.0

                  Douglas & Lomason Company and Subsidiaries
                      Consolidated Statements of Earnings
                 Years ended December 31, 1995, 1994 and 1993
                     (In thousands, except per share data)

                                                    1995        1994        1993
                                                    ----        ----        ----
Net sales                                        $ 561,187   $ 566,819   $ 424,843
Cost of sales                                      527,589     523,577     393,935
                                                 ---------   ---------   ---------
    Gross profit                                    33,598      43,242      30,908
Selling, general and administrative expenses        25,674      21,890      19,671
Provision for plant closings (note 11)                  --          --      15,000
                                                 ---------   ---------   ---------
    Operating income (loss)                          7,924      21,352      (3,763)
                                                 ---------   ---------   ---------
Other income (expenses):
  Interest expense                                  (4,971)     (2,620)     (2,706)
  Interest income and other, net                     1,283         962         451
                                                 ---------   ---------   ---------
                                                    (3,688)     (1,658)     (2,255)
                                                 ---------   ---------   ---------
    Earnings (loss) before income taxes
      and cumulative effect of change
      in accounting principle                        4,236      19,694      (6,018)
Income tax expense (benefit) (note 7)                   45       7,208      (2,607)
                                                 ---------   ---------   ---------
    Earnings (loss) before cumulative
      effect of change in accounting
      principle                                      4,191      12,486      (3,411)
    Cumulative effect at January 1, 1993
      of change in accounting for
      postretirement benefits other
      than pensions, net of income tax
      benefit (note 10)                                 --          --      (3,757)
                                                 ---------   ---------   ---------
    Net earnings (loss)                          $   4,191   $  12,486   $  (7,168)
                                                 =========   =========   =========
    Earnings (loss) per share before
      cumulative effect of change
      in accounting principle                    $     .99   $    2.95   $    (.80)
    Cumulative per share effect of
      change in accounting for post-
      retirement benefits other than
      pensions, net of income tax
      benefit                                           --         --         (.90)
                                                 ---------   ---------   ---------
    Net earnings (loss) per share                $     .99   $    2.95   $   (1.70)
                                                 =========   =========   =========
Dividends per share                               $    .40    $    .40   $     .40
                                                 =========   =========   =========
Weighted average number of common and common
  equivalent shares outstanding                  4,241,216   4,228,120   4,214,372
                                                 =========   =========   =========

See accompanying notes to consolidated financial statements.

[GRAPHIC: This page also has a bar chart on the left side of the page showing a five-year range of Shareholders' Equity. The values are as follows:]

                                     1991        1992     1993     1994     1995
SHAREHOLDERS' EQUITY (In millions)   $54.2       $85.9    $77.7    $85.7    $86.3

                  Douglas & Lomason Company and Subsidiaries
                Consolidated Statements of Shareholders' Equity
                 Years ended December 31, 1995, 1994 and 1993
                                (In thousands)

                                                        Foreign
                                                        Currency
                        Common     Other    Retained   Translation   Shareholders'
                        Stock     Capital   Earnings    Adjustment      Equity
                        ------    -------   --------   -----------   -------------
Balance at
  December 31, 1992     $8,389    $27,383   $50,109    $    --         $85,881
Net loss                    --         --     7,168)        --          (7,168)
Dividends, $.40
  per share                 --         --    (1,687)        --          (1,687)
Foreign currency
  translation
  adjustment                --         --        --        (20)            (20)
Issuance of 32,275
  shares under
  employee stock
  option plan               65        603        --         --             668
                        ------    -------   -------    -------         -------
Balance at
  December 31, 1993      8,454     27,986    41,254        (20)         77,674
Net earnings                --         --    12,486         --          12,486
Dividends, $.40
  per share                 --         --    (1,691)        --          (1,691)
Foreign currency
  translation
  adjustment                --         --        --     (2,755)         (2,755)
 Issuance of 1,500
  shares under
  employee stock
  option plan                3         12        --         --              15
                        ------    -------   -------    -------         -------
 Balance at
  December 31, 1994      8,457     27,998    52,049     (2,775)         85,729
Net earnings                --         --     4,191         --           4,191
Dividends, $.40
  per share                 --         --    (1,697)        --          (1,697)
Foreign currency
  translation
  adjustment                --         --        --     (1,995)         (1,995)
Issuance of 15,000
  shares under
  employee stock
  option plan               30         99        --         --             129
Canceled shares             (1)        (9)       --         --             (10)
                        ------    -------   -------    -------         -------
Balance at
   December 31, 1995    $8,486    $28,088   $54,543    $(4,770)        $86,347
                        ======    =======   =======    =======         ========

 See accompanying notes to consolidated financial statements.

[GRAPHIC: This page also shows a bar chart on the right side of the page, showing a five-year range of Capital Additions.
The values are as follows:]

                                     1991        1992     1993     1994     1995
CAPITAL ADDITIONS (In millions)      $ 6.1       $16.7    $20.5    $14.6    $18.4


                  Douglas & Lomason Company and Subsidiaries
                     Consolidated Statements of Cash Flows
                 Years ended December 31, 1995, 1994 and 1993
                                (In thousands)


                                                         1995       1994       1993
                                                         ----       ----       ----

Cash flows from operating activities:
  Net earnings (loss)                                  $  4,191   $ 12,486   $ (7,168)
  Adjustments to reconcile net earnings (loss)
    to net cash provided by operating
    activities:
    Provision for plant closings                             --         --     15,000
    Cumulative effect of change in accounting for
      postretirement benefits other than pensions,
      net of tax benefit                                     --         --      3,757
  Depreciation and amortization                          14,148     13,212     12,002
  Net gain on sale of property, plant
    and equipment                                           (12)      (107)       (68)
  Provision for deferred income taxes                     2,406      2,358     (6,386)
  Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable            8,085    (29,469)   (14,860)
    Decrease (increase) in inventories                    3,191     (5,356)     4,278
    Decrease (increase) in prepaid expenses and
      other assets                                        6,023     (3,689)    (4,216)
    Increase (decrease) in accounts payable             (13,161)    23,328     11,252
    Increase (decrease) in other current
      liabilities                                         1,653      6,417       (822)
    Decrease in plant closing accrual                    (3,416)    (3,904)        --
    Increase (decrease)in other liabilities                (382)       555      1,151
                                                       --------   --------   --------
      Net cash provided by operating activities          22,726     15,831     13,920
                                                       --------   --------   --------

Cash flows from investing activities:
  Proceeds from the sale of property, plant and
    equipment                                             1,835      1,541        417
   Capital expenditures                                 (18,444)   (14,629)   (20,460)
   Acquisition of assets, net of liabilities
     assumed                                            (43,488)        --         --
   Dividends received                                     4,410         --         --
                                                       --------   --------   --------
      Net cash used in investing activities             (55,687)   (13,088)   (20,043)
                                                       --------   --------   --------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt               42,000     16,000         --
  Principal payments on long-term debt                   (6,235)    (5,829)    (5,331)
  Proceeds from (payments on) short-term
   borrowings                                            (1,453)    (7,000)     7,000
  Proceeds from exercised stock options, net                119         15        668
  Dividends paid                                         (1,697)    (1,691)    (1,687)
                                                       --------   --------   --------
      Net cash provided by
        financing activities                             32,734      1,495        650
                                                       --------   --------   --------
Effect of translation adjustment on cash                 (1,718)      (451)       (20)
                                                       --------   --------   --------
Net increase (decrease) in cash                          (1,945)     3,787     (5,493)
Cash at beginning of year                                 6,532      2,746      8,239
                                                       --------   --------   --------
Cash at end of year                                    $  4,587   $  6,533   $  2,746
                                                       ========   ========   ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                           $  4,375   $  2,547   $  2,716
                                                       ========   ========   ========
    Income taxes                                       $    415   $  3,550   $  5,079
                                                       ========   ========   ========

See accompanying notes to consolidated financial statements.

                   Douglas & Lomason Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                        December 31, 1995, 1994 and 1993

                                     (1)
                            Summary of Significant
                             Accounting Policies

                         Principles of Consolidation
The consolidated financial statements include the financial statements of Douglas & Lomason Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in affiliates are accounted for on the equity method.

                               Cash Equivalents
For the purposes of the statements of cash flows, the Company considers all liquid debt instruments with original maturities of three months or less to be cash equivalents.

                             Financial Instruments
Financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and bank debt. At December 31, 1995, the Company believes the fair value of these financial instruments approximates the carrying amount.

                                Inventories
Inventories are stated at the lower of cost or market (net realizable value). The last-in, first-out (LIFO) method was used for determining the cost of approximately 62% of total inventories at December 31, 1995, 99% at December 31, 1994, and 99% at December 31, 1993. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method.


           Tooling and Pre-production Design and Engineering Costs
Tooling in process represents unique manufacturing equipment costs incurred, which are partially reimbursed by customers, and the balance amortized over the years the tools benefit. Pre-production design and engineering costs incurred at the request of the customer, when significant, are capitalized and amortized over the years the costs benefit. Tooling and pre-production design and engineering costs that benefit future periods, less accumulated amortization, are included in other assets.

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

                        Goodwill and Other Intangibles
Goodwill arising from business acquisitions is amortized using the straight line method over 25 years. Other intangibles, including patents, customer lists, engineer drawings, trained workforce and trade name, are amortized over their estimated lives ranging from 6 to 40 years. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on management's assessment of the future undiscounted operating cash flows of the acquired businesses, the carrying value of goodwill and other intangibles at December 31, 1995, has not been impaired. As of December 31, 1995, goodwill was $11.2 million, net of accumulated amortization of $262,000. Intangibles were $27.0 million and $2.7 million at December 31, 1995 and 1994, respectively, net of accumulated amortization of $1.6 million and $263,000, respectively.



                                      (1)
               Summary of Significant Accounting Policies (Cont.)


                                  Income Taxes
Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

                            Net Earnings Per Share
Net earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

                         Commitments and Contingencies
Liabilities are recorded for loss contingencies, including environmental remediation costs, arising from claims, assessments, and other sources when the amount of the assessment and/or remediation cost is probable and can be reasonably estimated.

                               Use of Estimates
Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                Stock-Based Employee Compensation Arrangements
During 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." Effective for fiscal years beginning after December 15, 1995, Statement No. 123 encourages companies to include the fair value of any stock awards issued as compensation expense within the income statement. Companies who choose to remain with Accounting Principles Board Opinion No. 25, using the intrinsic value method to account for stock awards, must disclose pro forma net income and earnings per share as if the fair value of the award had been included as compensation expense. The Company anticipates remaining with the intrinsic value method.

                               Long-Lived Assets
On March 31, 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This Statement provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of. The Company will adopt this Statement in the first quarter of 1996 and anticipates the effect will be immaterial.

                               Reclassification
Certain amounts related to prior years have been reclassified to conform with the 1995 presentation.

                                      (2)
                          Acquisition of Bestop, Inc.

On June 8, 1995, the Company acquired the stock of Bestop, Inc. ("Bestop"), the leading designer and manufacturer in North America of soft tops and accessories for small sport utility vehicles, for $43.5 million in cash. The acquisition was funded from additional long-term borrowings.

The acquisition was accounted for using the purchase method of accounting and the results of operations of Bestop from the date of acquisition have been included in the consolidated financial statements. The purchase price has been allocated to the net assets acquired based on their estimated fair values with the balance of the purchase price, $37.0 million, included in goodwill and other intangibles. Goodwill is being amortized over 25 years and other intangibles are being amortized over lives ranging from 6 to 40 years.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Bestop as if the acquisition had occurred at the beginning of 1994, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments together with related income tax effects.

                                           Years ended December 31,
                                           ------------------------
                                           1995              1994
                                           ----              ----
                                    (In thousands, except per share data)

Net sales                                $589,553          $620,837

Net earnings                             $  4,352          $ 12,059

Net earnings per share                   $   1.03          $   2.85



                                      (3)
                                  Inventories

Inventories consist of the following:

                                              1995            1994
                                              ----            ----
                                                 (In thousands)

Raw materials                                $14,459         $14,512
Work in process                                7,338           6,834
Tooling in process                             4,203           1,617
Finished goods                                 9,587           5,839
                                             -------         -------
  Inventories at FIFO basis                   35,587          28,802
Less adjustment of certain
  inventories to a LIFO basis                  9,505           9,458
                                             -------         -------
                                             $26,082         $19,344
                                             =======         =======

                                      19


                                      (4)
                         Property, Plant and Equipment

Property, plant and equipment consist of the following:

                                               1995             1994
                                               ----             ----
                                                   (In thousands)

Land and land improvements                   $  3,392         $  3,070
Buildings and building improvements            29,067           28,194
Machinery and equipment                       144,385          118,885
Construction in process                           854              602
                                             --------         --------
                                              177,698          150,751
Less accumulated depreciation                 101,534           83,963
                                             --------         --------
                                             $ 76,164         $ 66,788
                                             ========         ========

Amounts included above, which have been capitalized under capital lease obligations are as follows:

                                              1995            1994
                                              ----            ----

Machinery and equipment                      $   --          $6,182
Less accumulated depreciation                    --           3,938
                                              -----          ------
                                             $   --           2,244
                                             ======          ======

                                      (5)
                                 Other Assets

Other assets include investments in affiliated companies of 50% of the common stock of Bloomington Normal Seating Company (BNSC) and 50% of the common stock of Shanghai Lomason Automotive Seating Systems Company Limited (Shanghai).

BNSC manufactures seating systems while Shanghai supplies seat frames and metal stampings. Each company has a single customer for which it produces its products. At December 31, 1995, aggregate current assets of these companies approximated $26.5 million, aggregate current liabilities approximated $20.7 million and aggregate noncurrent assets approximated $14.1 million. Affiliated companies generated total net after tax earnings of $8.6 million in 1995. Prior to 1995, the Company's investment in and equity in earnings of affiliated companies was not significant.

                                      (6)
                                 Indebtedness

Long-term debt is summarized as follows:

                                              1995              1994
                                              ----              ----
                                                  (In thousands)

6.50% effective interest rate
   revolving credit agreement               $33,000           $16,000
9.95% term note, principal and interest
   quarterly through May 31, 1998             4,688             6,563
7.95% term note, principal and interest
   quarterly through October 31, 1999        10,000            12,500
7.80% term note, quarterly interest
   only through July 1999,                   25,000                --
   principal and interest quarterly
     through July 2003
Capital leases                                   --             1,163

Other                                         1,200             1,600
                                            -------           -------
   Total long-term debt                      73,888            37,826
Less current installments                     4,775             5,938
                                            -------           -------
   Long-term debt, excluding current
     installments                           $69,113           $31,888
                                            =======           =======

In 1994, the Company entered into an unsecured revolving credit agreement aggregating $35.0 million with two banks. On June 8, 1995, this agreement was amended to increase the aggregate funds available to $60.0 million. Interest only payments are due at various dates at interest rates based on various factors which are at or below the banks' prime rate. This credit agreement expires on June 24, 1998, but may be extended by the Company for one additional year.

All the above long-term debt is unsecured.

During 1993, the Company acquired intangible assets in exchange for a $2.0 million obligation, payable in five equal annual installments through 1998. At December 31, 1995, the unpaid portion of this obligation was $1.2 million.

The bank notes contain restrictive covenants regarding consolidated working capital and funded debt to capitalization. The Company was in compliance with all such covenants at December 31, 1995.

The aggregate maturities of long-term debt are $4.8 million in 1996, $4.8 million in 1997, $36.8 million in 1998, $4.6 million in 1999 and $22.9 million thereafter.

                                      20



                                      (7)
                                 Income Taxes

Earnings (loss) before income taxes and cumulative effect of change in accounting, as shown in the consolidated statements of earnings, consist of the following:

                 1995    1994      1993
                 ----    ----      ----
                      (In thousands)

Domestic        $2,624  $19,487   $(4,345)
Foreign          1,612      207    (1,673)
                ------  -------   -------
                $4,236  $19,694   $(6,018)
                ======  =======   =======

Components of income tax expense (benefit) are as follows:

                  1995      1994      1993
                  ----      ----      ----
                       (In thousands)
Current:
  Federal       $(4,635)  $ 4,619   $ 3,438
  State             442       231       343
  Foreign           443        --        (2)
                -------   -------   -------
                 (3,750)    4,850     3,779
                -------   -------   -------
Deferred:
  Federal         3,852     2,100    (4,969)
  State             379       234      (580)
  Foreign          (436)       24      (837)
                -------   -------   -------
                  3,795     2,358    (6,386)
                -------   -------   -------
                $    45   $ 7,208   $(2,607)
                =======   =======   =======

A reconciliation of the "expected" income tax expense (benefit) based on the federal corporate income tax rate of 35% (34% in 1993) to the actual income tax expense (benefit) is as follows:

                                     1995      1994       1993
                                     ----      ----       ----
                                          (In thousands)
Expected income tax expense
  (benefit)                        $ 1,483    $6,893    $(2,046)
State income tax expense
  (benefit), net of
  federal income tax benefit           534       302       (156)
Foreign taxes                          384        --         --
Research and development
  tax credits                           --      (200)      (332)
Foreign tax rate differential         (250)       --       (268)
Dividend received deduction         (1,235)       --         --
Change in valuation allowance         (690)       --         --
Other items, net                      (181)      213        195
                                   -------    ------    -------
Actual income tax expense
  (benefit)                        $    45    $7,208    $(2,607)
                                   =======    ======    ========



                                      (7)
                             Income Taxes (Cont.)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994, are as follows:

                                               1995       1994
                                               ----       ----
                                                (In thousands)
Deferred tax assets:
Plant and equipment, due to difference
   in depreciation                           $  1,281   $   801

Accrued postretirement benefits deductible
   for tax purposes when paid                   4,383     3,688

Other expenses deductible for
   tax purposes when paid                       3,346     2,203

Accrued plant closing costs                     1,407     3,700

Foreign net operating loss carryforward           756     4,580
                                             --------   -------

  Gross deferred assets                        11,173    14,972

Less valuation allowance                          773     1,463
                                             --------   -------

   Net deferred tax assets                     10,400    13,509
                                             --------   -------

Deferred tax liabilities:

Plant and equipment, due to difference
   in depreciation                             10,651     7,644

Intangible assets resulting from
   acquisition of subsidiary                   10,119        --

Other items, net                                1,382     3,673
                                             --------   -------

   Gross deferred tax liabilities              22,152    11,317
                                             --------   -------

Net deferred tax (liabilities) assets        $(11,752)  $ 2,192
                                             ========   =======

The valuation allowance for deferred tax assets as of January 1, 1995 and 1994 was $773,000 and $1,463,000, respectively. The net change in the total valuation allowance for the year ended December 31, 1995 was a decrease of $690,000, which resulted from the use of foreign net operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at Decembr 31, 1995.

                                      21



                                      (8)
                               Industry Segment

The Company's operations are within the following industry segments: automotive products and other segments, which include material handling equipment and specialized truck bodies and trailers. A summary of certain segment information and a reconciliation to the related consolidated financial statement amounts follow:

                                1995      1994       1993
                                ----      ----       ----
                                    (In thousands)
Sales to customers
Automotive products          $521,569   $530,866   $397,356
All other segments             39,618     35,953     27,487
                             --------   --------   --------
                             $561,187   $566,819   $424,843
                             ========   ========   ========

Operating profit (loss)
Automotive products          $  9,122   $ 23,454   $ (1,601)
All other segments              2,016      2,548      1,457
                             --------   --------   --------
                               11,138     26,002       (144)

Corporate expenses             (3,214)    (4,650)    (3,619)
                             --------   --------   --------
  Total operating profit
  (loss)                     $  7,924   $ 21,352   $ (3,763)
                             ========   ========   ========

Identifiable assets
Automotive products          $238,380   $183,358   $149,773
All other segments             15,376     14,617     12,033
                             --------   --------   --------
                              253,756    197,975    161,806
Corporate assets               15,133     13,589     12,478
                             --------   --------   --------
  Total assets               $268,889   $211,564   $174,284
                             ========   ========   ========

Automotive product sales are comprised 85% of fully trimmed seating, seat frame assemblies and mechanisms, 6% of soft tops and accessories for the small sport utility vehicle and 9% of decorative moldings and energy management systems. During the year, the Company announced its intention to allow the decorative molding operations to discontinue in 1996. Management does not anticipate a significant loss on the ultimate disposal of the related assets. This product line represented $50.4 million, $73.7 million and $62.9 million of sales and ($4.8) million, $4.0 million and $4.0 million of pre-tax earnings
(loss) for the years ended December 31, 1995, 1994 and 1993, respectively.

Sales and accounts receivable are classified by ultimate customer and may have been sold through other Tier One suppliers.

Automotive product sales and trade accounts receivable consist of the following components:

                            1995    1994    1993
                            ----    ----    ----
Automotive product sales
Chrysler                     25%     39%     51%
Ford Motor                   48      40      25
General Motors               12      14      15
All other                    15       7       9
                            ---     ---     ---
  Total automotive sales    100%    100%    100%
                            ===     ===     ===
                                1995     1994
                                ----     ----
Automotive trade accounts
  receivable
Chrysler                         35%      34%
Ford Motor                       43       43
General Motors                    8       12
All other                        14       11
                                ---      ---

  Total automotive trade
    accounts receivable         100%     100%
                                ===      ===

Depreciation expense and capital expenditures of the automotive products segment were as follows:

                           1995       1994       1993
                           ----       ----       ----
                                (In thousands)

Depreciation expense     $11,815    $11,294    $10,700
Capital expenditures     $15,273    $12,934    $18,200

Identifiable assets are those assets used in, or resulting from, the operation of a segment. Corporate assets, principally cash, administrative offices and other assets, are not classified as identifiable assets.

                                      (9)
                               Pension Benefits

The Company's domestic associates are eligible to participate in employee 401(k) savings plans, some of which provide for matching. The Company's matching expense for the plans in 1995 was $768,000.

The Company also has defined contribution pension plans covering the majority of its salaried and hourly domestic associates. The benefits are based on either years of service and the associate's compensation during the last five years of employment, or a fixed-dollar rate for each year of credited service up to a maximum of forty years. The Company's policy is to fund pension costs accrued.

                                     22



The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994:

                                         1995      1994
                                         ----      ----
                                         (In thousands)
Actuarial present value of benefit
   obligations:

Vested benefit obligations             $37,202    $29,623
                                       =======    =======
Accumulated benefit obligations        $38,157    $30,325
                                       =======    =======
Projected benefit obligations          $44,565    $35,268
Plan assets at fair market value        49,754     39,100
                                       -------    -------
Plan assets in excess of projected
   benefit obligations                   5,189      3,832
Unamortized transition assets           (2,294)    (2,629)
Unamortized prior service cost           1,940      2,073
Unrecognized net gain                   (7,747)    (5,848)
                                       -------    -------
Accrued pension cost included
  in the consolidated balance sheets   $ 2,912    $ 2,572
                                       =======    =======

Assets in the plans consist mainly of investments in common stocks, private sector bonds and federal government obligations.

The components of net pension costs for the years ended December 31, 1995, 1994 and 1993 were as follows:

                                  1995        1994      1993
                                  ----        ----      ----
                                        (In thousands)

Service cost                   $  1,930    $ 2,376    $ 2,033
Interest cost                     2,823      2,663      2,469
Actual (gain) loss on assets    (11,080)     2,081        300
Net amortization
  and deferral                    7,645     (5,716)    (4,384)
                               --------    -------    -------
Net pension cost               $  1,318    $ 1,404    $   418
                               ========    =======    =======

Assumptions used in accounting for the pension plans as of December 31 were as follows:

                               1995     1994     1993
                               ----     ----     ----

Discount rate                  7.25%    8.25%    7.25%
Rate of increase in future
   compensation levels         4.00%    4.00%    4.00%
Expected long-term rate of
   return on assets            9.00%    8.00%    8.00%

                                     (10)
                            Other Postretirement Benefits

In addition to providing pension benefits, the Company sponsors two postretirement benefit plans for substantially all salaried associates and their dependents. One plan provides medical benefits and the other plan provides life insurance benefits. The postretirement medical plan is contributory until the retiree turns age 65, or if the retiree is at least age 62 and retired with 15 or more years of service. The accounting for this plan is consistent with the Company's expressed intent to modify its future contribution policy such that the Company's contributions are capped at three times the 1993 cost levels. The life insurance plan provides death benefits that vary based on salary level at retirement.

The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension," as of January 1, 1993. The effect of adopting Statement 106 for the year ended December 31, 1993 was a decrease on net earnings of approximately $4.0 million which included an increase in the pre-tax net periodic postretirement benefit cost of approximately $559,000.

The following table presents the funded status of these obligations reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994:

                                                    1995       1994
                                                    ----       ----
                                                     (In thousands)

Accumulated postretirement benefit obligation:
  Retirees                                         $ 4,934    $3,680

  Fully eligible active salaried associates            546       231
  Other active associates                            5,790     4,456
                                                   -------    ------
                                                    11,270     8,367
Plan assets at fair value, primarily insurance
  contracts                                            491       807
                                                   -------    ------
Accumulated postretirement benefit obligation in
  excess of plan assets                             10,779     7,560
Unrecognized net loss                               (2,181)      (26)
                                                   -------    ------
Accrued postretirement benefit cost included
  in the consolidated balance sheets               $ 8,598    $7,534
                                                   =======    ======

                                 23


Net periodic postretirement benefit cost for 1995, 1994 and 1993 includes the following components:

                                                 1995       1994     1993
                                                 ----       ----     ----
                                                       (In thousands)
    Service cost                                 $  409    $  456    $341
    Interest cost                                   693       598     572
    Actual return on assets                         (41)      (60)    (59)
    Net amortization and deferral                     3        19      --
                                                 ------    ------    ----
    Net periodic postretirement benefit cost     $1,064    $1,013    $854
                                                 ======    ======    ====

                                     (10)
                     Other Postretirement Benefits (Cont.)

For measurement purposes, the annual percent rate of increase in the per capita cost of health care benefits (i.e. health care cost trend rate) for 1995 was assumed to vary by age category and by type of health care service. For benefits provided to participants under age 65, the 1995 trend was assumed to be 14.0% for prescriptions drugs and 13.2% for all other costs. These rates were assumed to decrease gradually to approximately 6.0% over the next 15 years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by 1.0% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by .7%.

The unrecognized net loss is being amortized over the average remaining service period of active plan participants (21 years).

Assumptions used in accounting for other postretirement benefits as of December 31 were as follows:

                                1995    1994    1993
                                ----    ----    ----
Discount rate                   7.25%   8.25%   7.25%

Rate of increase in future
   compensation levels          4.00%   4.00%   4.00%

Expected long-term rate of
   return on assets             9.00%   8.00%   8.00%

                                     (11)
                         Provision for Plant Closings

During the fourth quarter of 1993, the Company recorded a charge of $15.0 million in connection with management's decision to close certain automotive plants. This resulted in an after tax charge of $9.6 million or $2.28 per share. $5.0 million of this charge was immediately utilized for the devaluation of building and equipment. At December 31, the components of the accrual consist of the following:

                                          1995     1994
                                          ----     ----
                                           (In thousands)

Associates severance and benefit costs   $161   $1,000
Facility maintenance costs and other      573    3,000
                                         ----   ------
                                         $734   $4,000
                                         ====   ======

During 1994, $850,000 was charged to facility maintenance costs and other, and $800,000 for the payment of associate severance and benefit costs. These severance payments represented the majority of the 12% expected workforce reduction. In addition, $1.2 million of associate severance and benefits costs and $650,000 of facilities, maintenance and other costs were taken into income during the third and fourth quarters of 1994, respectively. Furthermore, in compliance with current guidance, site restoration and other environmental exit cost of $2.5 million were reclassified from the provision for plant closing accrual to other accrued liabilities during the fourth quarter of 1994.

During 1995, the Company completed its workforce reduction, resulting in a charge of $839,000 against the associate severance and benefits costs accrual. The $161,000 balance represents management's estimate of remaining workers' compensation and medical claims. Facility maintenance costs and other charges to the accrual approximated $2.1 million. In addition, $300,000 resulted in a reduction of expense in the first quarter associated with plant closings. The cash payments for remaining costs are expected to be made over the next two years.

Selected financial information for these automotive facilities for the years ended December 31, were as follows:

                          1995      1994       1993
                          ----      ----       ----
                               (In thousands)

Sales                     $ --     $34,799   $ 71,754
Pre-tax earnings (loss)   $ --     $   359   $(15,597)

                                     (12)
                             Environmental Matters

The Company is involved in proceedings related to environmental matters under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) and similar state laws at approximately three sites. The Company is one of several potentially responsible parties in one case. As of December 31, 1995 and 1994, the Company has recorded an accrual of $1.7 million and $3.5 million, respectively, for estimates of future clean-up costs in connection with its internal site assessment and compliance program.

Estimates of future liability are based on an evaluation of currently available facts regarding each individual site and consider factors including existing
                                     24


technology, presently enacted laws and regulations, and prior Company experience in remediation of contaminated sites. Changes in environmental regulations and discovery of additional information concerning these sites and other sites could result in future expenses that are greater than the accrued liability. Management believes that these matters will not have a material adverse effect upon its future financial position or results of operations.

                                     (13)
                              Stock Option Plans

Under the Company's 1990 Stock Option Plan, 225,000 shares of the Company's common stock have been reserved for grants to officers and key employees at prices which are not less than the fair market value on the date of the grant. Stock options outstanding of 6,375 at December 31, 1995, under the 1982 Incentive Stock Option Plan are exercisable at an option price of $17.50 per share. This Plan expired in February, 1992 and, accordingly, no additional options are available for grant. Stock options outstanding of 73,000 at December 31, 1995, under the 1990 Plan are exercisable at a weighted option price of $18.63 per share. Options granted, but not exercised, expire within five years from the date of the grant. Transactions for the years ended December 31, 1995, 1994 and 1993, were as follows:

                                              Number of Shares
                                      ----------------------------
                                       1995       1994      1993
                                      -----       ----      ----
Outstanding at beginning of year     100,375     66,175    100,075

Granted                                 --       38,000       --

Exercised                            (15,000)    (1,500)   (32,275)

Canceled                              (6,000)    (2,300)    (1,625)
                                     -------    -------    -------

Outstanding at end of year            79,375    100,375     66,175
                                     =======    =======    =======

Available for grant at end of year    47,350     42,850     78,550
                                     =======    =======    =======

                         Independent Auditors' Report

To the Shareholders and Board of Directors of Douglas & Lomason Company:

We have audited the accompanying consolidated balance sheets of Douglas & Lomason Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Douglas & Lomason Company and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of
Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in note 10 to the consolidated financial statements, the Company also adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.


/s/ KPMG Peat Marwick LLP
Detroit, Michigan
January 29, 1996

                       Selected Financial and Other Data
                (In thousands, except per share and other data)


                                1995         1994         1993          1992         1991
                                ----         ----         ----          ----         ----
For the Year
  Net sales                  $ 561,187    $ 566,819    $ 424,843     $ 391,178    $ 375,618
  Cost of sales                527,589      523,577      393,935       358,191      342,202
  Gross profit                  33,598       43,242       30,908        32,987       33,416
  Capital additions             18,444       14,629       20,460        16,744        6,098
  Depreciation expense          13,346       13,212       12,002        10,432       10,611
  Interest expense               4,971        2,620        2,706         3,530        5,416
  Income tax expense
    (benefit)                       45        7,208       (2,607)        3,823        4,650
  Earnings (loss) before
    cumulative effect for
    change in accounting
    principle                    4,191       12,486       (3,411)        8,770        7,235
  Net earnings (loss)            4,191       12,486       (7,168)        8,770        7,235
                             ---------    ---------    ---------     ---------    ---------
At Year End
  Total assets               $ 268,889    $ 211,564    $ 174,283     $ 156,351    $ 139,192
  Working capital               46,054       50,313       36,205        50,633       45,723
  Property, plant and
    equipment less
    accumulated
    depreciation                76,164       66,788       69,110        66,022       60,070
  Long-term debt                69,113       31,888       21,826        25,655       46,486
  Shareholders' equity          86,347       85,729       77,674        85,881       54,204
                             ---------    ---------    ---------     ---------    ---------
Per Share Data
  Book value                 $   20.35    $   20.27    $   18.37     $   20.47    $   17.21
  Net earnings (loss) per
    share                          .99         2.95        (1.70)         2.25         2.29
  Dividends                        .40          .40          .40           .30          .14
                             ---------    ---------    ---------     ---------    ---------
Other Data
  Number of associates           5,912        6,039        5,697         5,817        5,562
  Number of shareholders           726          757          806           846          858
  Weighted average number
    of common and common
    equivalent shares
    outstanding              4,241,216    4,228,120    4,214,372     3,890,115    3,154,365
                             ---------    ---------    ---------     ---------    ---------

Per share data and outstanding shares for 1991 and prior have been retroactively adjusted to reflect the 1992 3-for-2 stock split distributed April 2, 1992.

                       Selected Financial And Other Data
                (In thousands, except per share and other data)

                               1990          1989          1988          1987        1986
                               ----          ----          ----          ----        ----

For the Year
  Net sales                 $ 418,118     $ 424,926     $ 325,498    $ 296,723    $ 286,536
  Cost of sales               385,302       406,470       313,943      270,824      267,600
  Gross profit                 32,816        18,456        11,555       25,899       18,936
  Capital additions             8,749        16,708        26,805       13,113       11,939
  Depreciation expense         11,666        11,169         7,636        5,374        4,825
  Interest expense              8,028         8,322         3,787        2,255        2,459
  Income tax expense
    (benefit)                   3,102        (2,296)       (3,692)       4,838        2,669
  Earnings (loss) before
    cumulative effect for
    change in accounting
    principle                   4,964        (3,372)       (4,629)       6,239        3,193
  Net earnings (loss)           4,964        (3,372)       (3,969)       6,239        3,193
                            ---------     ---------     ---------    ---------    ---------
At Year End
  Total assets              $ 148,820     $ 169,975     $ 161,916    $ 118,480    $  99,631
  Working capital              52,689        31,123        33,025       38,103       34,730
  Property, plant and
    equipment less
    accumulated
    depreciation               64,726        67,886        62,525       43,361       35,631
  Long-term debt               67,627        56,253        48,911       29,499       28,679
  Shareholders' equity         47,382        41,408        45,096       51,838       42,441
                            ---------     ---------     ---------    ---------    ---------
Per Share Data
  Book value                $   15.05     $   13.68     $   15.09    $   16.71    $   14.69
  Net earnings (loss) per
    share                        1.57         (1.12)        (1.31)        2.05         1.11
  Dividends                       .07           .25           .33          .33          .33
                            ---------     ---------     ---------    ---------    ---------
Other Data
  Number of associates          5,424         6,285         6,076        3,994        3,612
  Number of shareholders          887           903           891          842          702
  Weighted average number
    of common and common
    equivalent shares
    outstanding             3,159,311     3,018,002     3,033,798    3,046,578    2,880,246
                            ---------     ---------     ---------    ---------    ---------

Per share data and outstanding shares for 1991 and prior have been retroactively adjusted to reflect the 1992 3-for-2 stock split distributed April 2, 1992.


                       Selected Financial And Other Data
                (In thousands, except per share and other data)

                               1985
                               ----
For the Year
  Net sales                 $ 266,626
  Cost of sales               243,669
  Gross profit                 22,957
  Capital additions            11,127
  Depreciation expense          3,725
  Interest expense              2,385
  Income tax expense
    (benefit)                   4,846
  Earnings (loss) before
    cumulative effect
    of change in accounting
    principle                   6,651
  Net earnings (loss)           6,651
                            ---------
At Year End
  Total assets              $  92,331
  Working capital              38,845
  Property, plant and
    equipment less
    accumulated
    depreciation               28,524
  Long-term debt               24,450
  Shareholders' equity         39,882
                            ---------
Per Share Data
  Book value                $   13.97
  Net earnings (loss) per
    share                        2.33
  Dividends                       .27
                            ---------
Other Data
  Number of associates          3,581
  Number of shareholders          630
  Weighted average number
    of common and common
    equivalent shares
    outstanding             2,849,163
                            ---------

Per share data and outstanding shares for 1991 and prior have been retroactively adjusted to reflect the 1992 3-for-2 stock split distributed April 2, 1992.


                             26/27 (2-page spread)

                          Quarterly Financial Summary
               (In thousands, except per share data; unaudited)

                         First      Second      Third     Fourth
                        Quarter     Quarter    Quarter    Quarter     Total
                        -------     -------    -------    -------     -----
1995

Net sales               $155,058   $130,602   $131,264   $144,263   $561,187
Gross profit              11,298      5,471      6,759     10,070     33,598
Earnings (loss) before
  income taxes             4,756     (1,496)    (1,665)     2,641      4,236
Net earnings (loss)        3,381       (456)      (800)     2,066      4,191
Net earnings (loss)
  per share                  .80       (.11)      (.19)       .49        .99

                         First      Second      Third     Fourth
                        Quarter     Quarter    Quarter    Quarter     Total
                        -------     -------    -------    -------     -----
1994

Net sales               $123,466   $123,253   $137,680   $182,420   $566,819
Gross profit              11,156      9,671      5,654     16,761     43,242
Earnings before
  income taxes             5,300      3,901        449     10,044     19,694
Net earnings               3,315      2,511        234      6,426     12,486
Net earnings
  per share                  .78        .60        .05       1.52       2.95



                     Stock Prices and Cash Dividends

              1995                                      1994
-------------------------------           -------------------------------
         Market Price                             Market Price
Quarter  High    Low   Dividend           Quarter  High    Low   Dividend
-------  ----    ---   --------           -------  ----    ---   --------
First   19      15-1/2   $.10             First   20-1/2  15       $.10
Second  18      14        .10             Second  19-1/2  17-3/4    .10
Third   15-3/4  11-1/2    .10             Third   20-1/2  14-3/4    .10
Fourth  12-3/4   8-3/4    .10             Fourth  18      14-1/2    .10
                         ----                                      ----
                         $.40                                      $.40
                         ====                                      ====

SHAREHOLDER INFORMATION

Stock Market Information at December 31, 1995
Symbol:               DOUG
Market:               The Nasdaq Stock Market
                        National Market System
Shares outstanding:   4,243,021
                      16% owned by officers and directors
                      49% owned by institutions
Shareholders:         726 shareholders
Market Makers:        First of Michigan Corporation
                      Herzog, Heine, Geduld, Inc.
                      Mayer & Schweitzer, Inc.
                      Neuberger & Berman
                      Sherwood Securities Corp.


Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, April, 26, 1996, at 11:00 a.m. EDT at The Hotel Baronette in Novi, MI. All shareholders are cordially invited to attend.


Dividends

The Company has paid a cash dividend each year since 1957. Subject to approval of the Board of Directors, dividends are customarily paid on the Company's common stock on or about March 31, June 30, September 30 and December 31.


Form 10-K and Other Financial Publications

The form 10-K for the year ended December 31, 1995, as well as other financial publications of the Company, may be obtained without charge. Requests should be directed to Patricia L. Shelton, Assistant Secretary, at the corporate offices.

Information may also be obtained via facsimile by dialing 1-800-PRO-INFO and entering the Company stock symbol DOUG or company code 190.


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
(800) 257-1770


Elimination of Duplicate Material

If you receive duplicate mailings of quarterly and annual reports at one address, you may have multiple shareholder accounts. You can consolidate your multiple accounts into a single, more convenient account by contacting the Transfer Agent shown above. In addition, if more than one member of your household is receiving shareholder materials, you can eliminate the duplicate mailings by contacting the Transfer Agent.


Independent Auditors

KPMG Peat Marwick LLP, Detroit, MI


Legal Counsel

Dickinson, Wright, Moon, Van Dusen & Freeman,
Detroit, MI
Smith, Currie & Hancock, Atlanta, GA


Trademarks

This report makes reference to the Jeep(R) Wrangler. Jeep(R) is a registered trademark of Chrysler Corporation.

                                  APPENDIX
                  GRAPHIC AND IMAGE MATERIAL IN THIS DOCUMENT
             (as required pursuant to Rule 304(a) of Regulation S-T)

     The following is a narrative description of the graphic or image material which appears in Exhibit 13 to the Registrant's Annual Report on Form 10-K.
Exhibit 13 contains pages extracted from the Registrant's 1995 Annual Report to Shareholders which are incorporated by reference into the Form 10-K.



Page No.
In 1995
Annual
Report    Description
-------   -----------

  14 Two bar charts; one showing a five-year range of Total Assets, and the other showing a five-year range of Long-Term Debt. Fully described in position in body of document.

  15 Bar chart showing a five-year range of Interest Expense. Fully described in position in body of document.

  16 Bar chart showing a five-year range of Shareholders' Equity. Fully described in position in body of document.

  17 Bar chart showing a five-year range of Capital Additions. Fully described in position in body of document.